4/3

04030641

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4987 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/04

Copper[1] a malle... ddish
metallic el... he
free metal, ...
pyrites: used as an electric
thermal conductor and in
brass and bronze. Symb
melting pt.: 1083°C.

8 ARLS

82-4987

ARLS
12/31-03

ANTOFAGASTA

2003

Contents

Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
R F Jara	*Non-Executive (appointed 11.3.2003)*
D E Yarur	*Non-Executive (appointed 31.3.2004)*

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche LLP

Solicitors
Clifford Chance LLP

Financial Advisor
HSBC Investment Bank

Stockbrokers
Merrill Lynch International
Cazenove & Co. Ltd

Bankers
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH

Registered Office
5 Princes Gate, London SW7 1QJ

Registered Number
1627889

Website
www.antofagasta.co.uk

Highlights 2003

- Total copper production of 471,800 tonnes (2002 – 460,700 tonnes)
- Group average cash costs* of 36.4 cents per pound (2002 – 38.9 cents)
- Los Pelambres cash costs* at record low of 29.3 cents per pound
- Rail volumes up 6% to a record level of 4.4 million tons
- Demerger of Quiñenco by dividend in specie in October 2003, with a redemption value of US$1.11 per ordinary share
- Acquisition of water concession in Chile's main copper mining district in December 2003 for US$193.8 million
- Environmental approval obtained in March 2004 for potential expansions of Los Pelambres

* Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

Highlights 2003

	US Dollars		Sterling[1]	
	2003	2002	**2003**	2002
	US$m	US$m	**£m**	£m
Turnover	**1,076.2**	863.1	**659.4**	575.6
EBITDA[2]	**524.3**	349.7	**321.2**	233.2
Profit before tax	**357.2**	176.8	**218.9**	117.9
Profit after tax and minorities	**180.7**	96.8	**110.7**	64.6
Net assets	**1,249.0**	1,274.7	**704.6**	795.0
Earnings per share	**91.5¢**	49.0¢	**56.1p**	32.7p
Ordinary dividend per share[3] (excluding demerger dividend)	**35.0¢**	28.0¢	**19.74p**	17.91p

[1] The sterling numbers are for illustrative purposes only. An average rate in 2003 of £1 = US$1.6321 (2002 – US$1.4995) has been used for the profit and loss account and a year-end rate in 2003 of £1 = US$1.7727 (2002 – US$1.6033) has been used for the balance sheet.

[2] Earnings Before Interest, Tax, Depreciation and Amortisation (defined in Note 2(c) to the Financial Statements on page 59). EBITDA is reconciled to operating profit in the Financial Review on page 19.

[3] Dividends are paid in either US dollars or sterling. For 2003, a conversion rate of £1 = US$1.595 was applied to the interim dividend of 11 cents and a conversion rate of £1 = US$1.8691 will be applied to the final dividend, giving the total sterling dividend of 19.7370 pence per share. Sterling dividend amounts in the table above have been rounded for presentation purposes.

Selected Financial and Operating Data for the Period 1999 to 2003


60.5
351.1
445.0
460.7
471.8
1999 2000 2001 2002 2003

Group copper production – '000 tonnes


145.5
766.1
769.5
863.1
1,076.2
1999 2000 2001 2002 2003

Turnover – US$m


26.1
354.9
283.1
349.7
524.3
1999 2000 2001 2002 2003

EBITDA – US$m


13.2
223.3
113.5
176.8
357.2
1999 2000 2001 2002 2003

Profit before tax – US$m[1]


8.1
70.0
31.4
49.0
91.5
1999 2000 2001 2002 2003

Earnings per share – US¢[1]


12.8
37.4[2]
32.0[2]
28.0
35.0[3]
1999 2000 2001 2002 2003

Dividend per share – US¢


71.3
82.3
71.6
70.7
80.7
1999 2000 2001 2002 2003

LME copper price – US¢ per pound


55.4
39.2
38.8
38.9
36.4[4]
1999 2000 2001 2002 2003

Group cash costs – US¢ per pound

[1] Includes exceptional items which are separately identified in the Five Year Summary on page 88.

[2] The dark orange part denotes the special dividends of 18 cents in 2000 and 10 cents in 2001. Excluding the special dividends, the ordinary dividend per share was 19.4 cents for 2000 and 22 cents for 2001.

[3] The 2003 dividend per share excludes the dividend in specie of shares ("the demerger dividend"). Ordinary shareholders in Antofagasta plc received one share in Andsberg Limited for each share held in Antofagasta on 1 October 2003. The Andsberg shares carried a redemption value until 30 October 2003 of US$1.11 per share. Andsberg's principal asset was the Group's 33.6% investment in Quiñenco S.A.

[4] Cash costs are an industry measure of the cost of production and are further explained in the footnote on page 1.

Overview

Group Performance

In 2003, Group copper production increased by 2.4 per cent to 471,800 tonnes and Group cash costs declined by 6.4 per cent to 36.4 cents per pound, maintaining Antofagasta in the lowest cost quartile worldwide. Los Pelambres produced 326,700 tonnes of payable copper and, primarily as a result of increased molybdenum production and much higher molybdenum prices, reduced its cash costs from 34.9 cents per pound to 29.3 cents per pound. El Tesoro increased its cathode production by 9.6 per cent to 92,400 tonnes and Michilla, despite some production problems in the first quarter, also improved its cathode production by 1.7 per cent to 52,700 tonnes. Rail and road tonnages carried by the FCAB increased by 5.9 per cent to a record 4.4 million tons. Group profit before tax increased from US$176.8 million in 2002 to a record US$357.2 million.

After taking into account the Group's strong cash position and the much improved outlook for copper prices in 2004, the Board has recommended a final dividend of 24 cents per ordinary share, giving a total cash dividend of 35 cents per ordinary share for the year (2002 - 28 cents). Ordinary shareholders also received a dividend in specie of shares in Andsberg Limited with a redemption value of US$1.11 per ordinary share, following the demerger of the Group's 33.6 per cent interest in Quiñenco S.A.

Economic Background

The Chilean economy continued to recover in 2003, with GDP growing by 3.3 per cent. The most notable feature of the year was the rise in exports, which increased 15.8 per cent to US$21.0 billion, supported by rising prices for copper, pulp and fishmeal, as well as improved access to European markets for industrial and agricultural exports under the Free Trade Agreement with the European Union.

The peso appreciated against the US dollar by some 21 per cent closing the year at 594, although it was essentially stable against the Euro. This appreciation combined with spare capacity in several sectors of the economy and the maintenance of fiscal discipline resulted in a further reduction in consumer price inflation (CPI) to 1.1 per cent. Negative CPI figures were recorded for several months during 2003. As a result the Banco Central was able to reduce short-term interest rates to record lows and interest rates presently stand at 1.75 per cent.

Commentators expect the predominant themes of 2003 to continue with the GDP growth rate accelerating to nearly 5 per cent. This should be supported by a further increase in exports, a recovery in employment stimulating higher consumption and low interest rates encouraging the construction industry and, towards the end of the year, investment in new capacity. Unexpectedly, the Government has recently decided to introduce a royalty on the mining industry of up to 3 per cent on sales. Full details of the proposed legislation have not yet been disclosed. This turn of events has disappointed the Chilean mining industry and observers, both in Chile and abroad. The proposal and its validity require approval by Congress before any legislation is enacted.

Copper Comment

The copper price has come back from its recent highs in mid April 2004 but is proving resilient in the face of an easing in some of the factors that helped to fuel its price rally in September 2003. Steep increases in leading economic indicators in the United States, Japan and Asia and a steady draw-down of the copper inventories in metal exchange warehouses and in the hands of producers and consumers, have been two key factors. There is evidence to suggest an acceleration is under way in average copper demand growth rates, but investment in new production capacity is lagging. Given the long lead times involved in bringing new production capacity on stream, the market balance on copper is likely to remain tight and prices well above the average level of the past five years, for some time to come. The copper price has switched from contango onto a backwardation market bringing with it high volatility, which will most likely continue for the rest of the year.


11.6
12.1
12.6
13.2
13.5
14.4
15.2
14.7
15.1
15.8
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

World copper consumption (millions of tonnes)

The dark orange part denotes China's share.


104.7
133.2
104.1
103.3
75.0
71.3
82.3
71.6
70.7
80.7
126.5
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

LME cash price copper (cents per pound)

The blue represents the first four months of 2004 only.

Source – Bloomsbury Minerals Economics.

Copper Mining

Antofagasta Minerals S.A.

Antofagasta Minerals is the Corporate Centre for the Group's mining operations and provides legal and advisory services to the Group's three mines. It is responsible for the marketing, sales and any related hedging of all the Group's concentrates, cathodes and by-products. It directly manages the Group's business development activities and the exploration programmes in Chile and Peru and recently negotiated the sale of Antofagasta's interest in the Magistral Copper Project. Antofagasta Minerals also assisted Los Pelambres in submitting a detailed Environmental Impact Assessment (EIA) related to possible future expansions at Los Pelambres, which was approved in March 2004.

Minera Los Pelambres (60 per cent)

Los Pelambres produced 326,700 tonnes of payable copper in 2003, slightly more than the 2002 production of 324,600 tonnes, at the same average copper ore grade of 0.91 per cent. Cash costs were reduced from 34.9 cents per pound to a record low of 29.3 cents per pound; the main contributory factors were exceptionally high by-product credits and lower Treatment and Refining Charges (TC/RCs). Sales of 332,800 tonnes of copper in 2003 averaging 84.6 cents per pound compared with sales of 318,200 tonnes in 2002 averaging 71.2 cents per pound. Operating profit was US$313.3 million compared to US$165.9 million and EBITDA of US$402.9 million in 2003 compared to US$256.2 million in 2002.

In 2003, Los Pelambres reduced its project borrowings by a further US$109.1 million and paid dividends to shareholders amounting to US$203.7 million, of which Antofagasta received US$122.2 million. Los Pelambres has now reduced its project debt by 37 per cent from the initial US$946.0 million to US$594.9 million.

During the second half, Los Pelambres completed an optimisation programme at the Concentrator including the installation of a pebble crusher. The new crusher began operations in September 2003 and throughput at the SAG mills has increased from 110,000 tonnes per day (tpd) to the current level of 120,000 tpd.

The most important by-product for Los Pelambres is molybdenum, which is disseminated throughout the ore body and extracted along with the copper. Production of payable molybdenum increased from 7,800 tonnes in 2002 to 8,700 tonnes in 2003 and molybdenum prices increased by 43 per cent. Total by-product credits, including gold and silver, reduced Los Pelambres' cash cost by an amount equivalent to 16.3 cents per pound, compared to a reduction equivalent to 11.0 cents per pound in 2002. Molybdenum prices have further strengthened since the year end and are now nearly four times the average price levels over the last decade. It is unlikely, however, that these price levels can be sustained indefinitely although strong demand growth for steel in China continues, since copper producers with molybdenum as a by-product will be encouraged to re-enter the market.

In March 2004, the Regional Commission for the Environment for Chile's Fourth Region approved the new Environmental Impact Assessment (EIA), which had been submitted by Los Pelambres in May 2003. The approval will effectively extend the mine life by twenty years at current processing levels – to 2052.

The EIA sought approval on four main issues:

- to increase mineable ore reserves to 2.1 billion tonnes;
- to build the Mauro tailings dam instead of the alternative Quebrada Seca and Las Lajas tailings dams;
- to build a new waste dump and increase the capacity of two existing dumps; and
- to increase capacity at the Concentrator by approximately 45 per cent up to 175,000 tpd.

The next step would be to build the Mauro tailings dam, which will provide storage capacity for the 2.1 billion tonnes approved in the EIA, at a cost of approximately US$450 million. The Mauro dam will be sited at a lower altitude than the alternative locations and in an isolated area in the Pupio Valley and will be located more than 10 kilometres from the nearest community.

Engineering studies and the permitting for access to the Pupio site will be completed during 2004 and the expansion of the Concentrator could begin in 2005, with completion targeted for early 2008. Los Pelambres remains committed to ensuring that the design and construction of the new installations will meet the highest industry standards, both as to safety and to possible environmental impact, as was the case with the original mine construction. Accident rates at Los Pelambres have remained very low as a result of the mine's attention to health and safety issues. This concern for its workforce will continue, as will the company's efforts to ensure that outside contractors adhere to the Group's high safety standards and procedures.

Minera El Tesoro (61 per cent)

El Tesoro is a low cost copper cathode producer located 200 kilometres north-east of Antofagasta. The mine has total reserves of 183 million tonnes with a grade of 0.78 per cent copper and uses a standard heap-leach SX-EW process. During 2003, El Tesoro produced 92,400 tonnes of cathodes which was 23 per cent above initial design capacity at an average cash cost of 42.4 cents per pound. The mine plan is being reviewed in order to maintain this high production level.

Net cash generated during the year was US$27.8 million, from which a cash distribution of US$17.0 million was made to Antofagasta Minerals and AMP Life Limited and a further cash distribution of US$24.0 million was made in March 2004.

In July 2003, El Tesoro obtained LME certification for its cathodes as a standard Grade A quality commodity. Its MET brand cathodes can now be transferred between buyers as a commodity and are deliverable to LME warehouses worldwide. Following LME registration, El Tesoro obtains similar premiums for its cathodes to other major LME registered producers. High copper prices in 2004 and a market deficit of refined copper

Copper Mining

have resulted in premiums of over US$100 per tonne for about a fifth of El Tesoro's first quarter production. The company intends to apply for registration of its MET brand on the Comex and expects approval for this during 2004.

During 2003, El Tesoro purchased a second-hand P&H 56 cu.yd. mining shovel and four 240 tonne Caterpillar haul trucks, which will enable the mine to improve its operations. As a result, mining costs will be reduced through economies of scale by the movement of more than 40 million tonnes of material in 2004. Cash costs however, are expected to increase due to a higher waste to ore ratio, higher sulphuric acid prices and a stronger Chilean peso. Further improvements to the disposal system allowed higher stacking levels and increased the stability and capacity of the spent-ore dump.

During 2003, El Tesoro and the University of Antofagasta jointly formulated a development programme to improve the skills and efficiency of all employees throughout the operations and this programme will be extended to include all supervisory staff in 2004. El Tesoro continues to give full consideration to matters of health, safety and the environment at its facilities.

Minera Michilla (74.2 per cent)

During 2003, Michilla produced a record 52,700 tonnes of Grade A cathodes. Total revenues increased by 15 per cent to US$95.6 million and Michilla, which continues to be strongly cash positive with a low total debt level of US$2.2 million and low future capital expenditure requirements, made a net cash distribution to shareholders of US$5 million in February 2004. A further distribution will be considered in December.

Two crushers and a third agglomeration drum were incorporated into the crushing system which boosted the nominal capacity by 10 per cent – to 6 million tonnes of ore per year. Although increased throughput will mitigate the expected lower ore grades in the open pit, cash costs in 2004 are expected to increase from 69.8 cents per pound to around the 75 cents per pound level. Again, this is due to a combination of factors, including the peso/dollar rate, the higher cost of sulphuric acid, which has increased from around US$45 per tonne to around US$55 per tonne and may well increase further, and lower ore grades at the open pit.

Successful exploration has extended mine life to 2011, mainly due to the discovery of additional ore at the Estefania underground mine and in the area adjacent to the old Susana mine. Michilla is now considering the advantages of treating oxide and sulphide ores separately in its two SX-EW plants which should improve copper recoveries of the sulphide ores by 10 per cent.

Selected Data for Mining Operations for the Period 2001 to 2003

Minera Los Pelambres (60 per cent)


104.7
110.5
113.3
2001 2002 2003

Plant throughput –
'000 tonnes per day


1.05
0.91
0.91
2001 2002 2003

Copper grade –
per cent


361.5
324.6
326.7
2001 2002 2003

Production of payable copper –
'000 tonnes


35.3
34.9
29.3
2001 2002 2003

Cash costs –
cents per pound

Minera El Tesoro (61 per cent)


17.7
20.5
22.1
2001 2002 2003

Plant throughput –
'000 tonnes per day


1.44
1.50
1.46
2001 2002 2003

Copper grade –
per cent


34.0
84.3
92.4
2001 2002 2003

Cathode production –
'000 tonnes


39.6
40.8
42.4
2001 2002 2003

Cash costs –
cents per pound

Minera Michilla (74.2 per cent)


12.2
13.4
15.6
2001 2002 2003

Plant throughput –
'000 tonnes per day


1.49
1.39
1.25
2001 2002 2003

Copper grade –
per cent


49.6
51.8
52.7
2001 2002 2003

Cathode production –
'000 tonnes


64.5
61.4
69.8
2001 2002 2003

Cash costs –
cents per pound

Exploration

Chile

The focus of the Group's 2003 development programme was the exploration for both oxide and sulphide ores in the Sierra Gorda district in order to complete the resource base for the Esperanza Project. The project has strong potential for development as a future open pit operation. Esperanza is now at the scoping stage and is expected to be advanced to pre-feasibility stage within two years. This will require the construction of a 2 km long exploration decline in order to obtain bulk samples for metallurgical test work. In-fill drilling will be carried out in order to establish mineable reserves as well as to explore the continuity of the high grade porphyry in depth. Current drill inferred geological resources at Esperanza are 443 million tonnes of 0.63 per cent copper and 0.26 g/t gold at a cut-off grade of 0.3 per cent copper.

An extensive drilling programme totalling 42,000 metres will be carried out, at the Conchi and Brujulinas projects located in the El Abra district, with the object of exploring the Conchi deposit in depth and also increasing the oxide resource base in the area.

Peru – Anaconda Perú

Joint Venture with CVRD (50 per cent)

Anaconda Perú drilled seven prospects for further reconnaissance and completed the second year of its three year exploration joint venture. The 2004 exploration programme will include geochemistry, geophysics and a 6,000 metre drilling campaign on the most advanced prospects in the joint venture zone.

Magistral Copper Project (51 per cent)

Antofagasta announced on 10 February 2004, that Anaconda Perú had concluded the sale of its 51 per cent interest in Magistral to Inca Pacific S.A. for US$2.1 million. Antofagasta took the decision to sell its 51 per cent interest in Magistral as early as 2001, after a Phase 3 drilling programme showed that a post-mineral intrusion in the orebody had reduced the resource base figure to below Antofagasta's minimum size criteria. Consequently, Antofagasta decided not to complete a bankable feasibility study nor to increase its interest in the project.

Exploration Projects – 2004



KEY
MINING RIGHTS
EXPLORATION SITES
GROUP MINE
TOWN
ADVANCED EXPLORATION SITES
0 5 10 Kilometres
0 5 10 Miles



TESORO NE
OXIDOS LLANO
SIERRA GORDA
EL TESORO
OXIDOS PALEOCANAL
COPUCHAS
ESPERANZA
TELÉGRAFO NORTE
TELÉGRAFO SUR
CHILE
CENTINELA
PILAR
POLO SUR
N
BOLIVIA
MEJILLONES
ANTOFAGASTA
CHILE
ARGENTINA

Transportation

Railway Operations

Antofagasta Railway Company plc – FCAB (100 per cent)

Overall rail and road tonnages increased by nearly 6 per cent from 4.1 million tons in 2002 to 4.4 million tons in 2003, continuing a decade of steady growth. Once again, the main cargoes were copper cathodes destined for export and sulphuric acid for the various mines using the heap-leach SX-EW process. The Railway has now begun transporting cathodes from Codelco's Chuquicamata mine to the Port of Mejillones, which started operations in November. Storage facilities, which the railway maintains for Codelco at Prat Station, have been completed enabling cathode shipments from the stockpile to the ports to begin.

The FCAB is following the progress of the San Cristobal mining project, which could become an important new customer for its road and rail services. San Cristobal, which is a 100 per cent subsidiary of Apex Silver Mines Ltd (SIL), is a polymetallic ore body located near Uyuni in the Potosi District of Bolivia. The San Cristobal Mine is planning to transport up to 650,000 tonnes of silver, zinc and lead concentrates annually for a period of seventeen years, to be transported by the FCAB from the mine to the Port of Mejillones. The railway signed a Letter of Intent in 2003 to provide transportation services and Apex Silver Mines raised capital for this project earlier in 2004.

The main line between Antofagasta, Mejillones and Calama has now been up-graded with 90 pound per yard rail. Track and rail up-grade will now be concentrated on selected sections of the branch lines.

During the year, another batch of General Motors G.R.22 locomotives was up-graded to replace older locomotives in the fleet and the FCAB is now equipped with adequate locomotive power and rolling stock for the foreseeable future.

Railway Operations – Bolivia

Andino Network (50 per cent)

Despite some political turmoil in Bolivia, the Andino railway increased its tonnage by 17 per cent. Since its privatisation the Andino which forms part of the Bolivian rail network and links directly into the FCAB network in Chile, has modernised its rolling stock and communications and under FCAB management is providing a more reliable service to its customers.

Road Transport

Train Ltda (100 per cent)

Train Ltda continued to expand its door-to-door delivery services to other towns and cities in northern Chile. Its fleet of 130 freightliner trucks now delivers products such as bulk cement, beer and soft drinks throughout the region.

FCAB Rail Network


KEY
85-90 POUND RAIL
65-75 POUND RAIL
50 POUND RAIL
FERRONOR RAILWAY
GROUP MINES
OTHER MINES
NORANDA SMELTER
CITIES / TOWNS
0 50 100 Kilometres
0 50 100 Miles
4.4
4.1
3.9
3.9
3.1
2.8
2.5
2.0
1.7
1.3
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Total rail tonnage carried – millions of tons
UJINA
AMINCHA
OLLAGUE
SALAR DE CARCOLE
SALAR DE ASCOTAN
BOLIVIA
EL ABRA
CONCHI
CHUQUICAMATA
SAN SALVADOR
CALAMA
MICHILLA
SIERRA GORDA
EL TESORO
MEJILLONES
INTERACID TERMINAL
MANTOS BLANCOS
BAQUEDANO
PRAT
LATORRE
LOMAS BAYAS
CHILE
ANTOFAGASTA
O'HIGGINS
MINPORT
LA NEGRA
INACESA
ALTO NORTE
ZALDIVAR
AUGUSTA VICTORIA
ESCONDIDA
SOCOMPA
ARGENTINA
N

Water
and Forestry

Water

Aguas de Antofagasta (100 per cent)

On 24 November 2003, following a public tender, Antofagasta announced that Aguas de Antofagasta, a wholly owned subsidiary of the FCAB had been awarded a 30 year concession to operate the water rights and the distribution and treatment facilities in the Antofagasta Region hitherto controlled by ESSAN. The total consideration of US$193.8 million (including recoverable VAT of US$30.9 million) was paid in cash from the Group's existing resources on 29 December 2003.

Antofagasta, which has operated an extensive water business in the region for many years through the FCAB, considered that there were important synergies to be gained from the acquisition. Aguas de Antofagasta will provide reliable water supplies for the development and expansion of mines in the region, and will benefit from an expected increase in domestic consumption, as well as growth in industrial and mining requirements.

Aguas de Antofagasta assumed management control on 29 December 2003 and began a review of the domestic supply and industrial and mining businesses. Important synergies were identified, which included combining the FCAB and Aguas teams at the water production stage, which has already improved the efficiency of the operations. Programmes have already been implemented to reduce water losses, now running at 25 per cent; to reduce costs and to improve the quality of service to Aguas' 120,000 domestic customers throughout the region. Aguas is also currently involved in jointly planning and designing two mining projects in the region: first, to supply mining water to BHP's Spence project near El Tesoro and secondly, to Falconbridge's Collahuasi project in Ujina, near the border with Bolivia.

Forestry

Forestal S.A. (100 per cent)

The Releco-Puñir and Huilo Huilo forest properties located near Lake Panguipulli in Chile's X Region have benefited from a thinning programme and are becoming an increasingly valuable resource. Internal roads on both the properties, totalling 32,000 hectares, are being upgraded to facilitate access and sales of timber are now contributing towards the costs of improving the properties, which are considered a long-term investment.

Demerger of Quiñenco S.A.

Following a review of the Group's operations, the Board decided that the investment in Quiñenco was no longer an integral part of Antofagasta's main businesses of mining and transportation. Accordingly it was decided that the holding in Quiñenco, a diversified Chilean financial and industrial group, should be demerged to shareholders. A circular giving details of the proposed demerger was sent to Antofagasta's shareholders on 2 September 2003 and shareholders approved the demerger at an Extraordinary General Meeting on 1 October 2003. At the time of the demerger, the Group's 33.6 per cent investment in Quiñenco was indirectly held through a wholly owned subsidiary, Andsberg Limited. In accordance with the terms of the demerger, all the shares of Andsberg were distributed to ordinary shareholders by way of a Special Dividend on the basis of one Andsberg share for each Antofagasta ordinary share. Ordinary shareholders were given a right to redeem their Andsberg shares for cash at a fixed price of US$1.11 per share or the sterling equivalent of 65.4134 pence, and approximately 85 per cent of shareholders not related to the Luksic family exercised their right to redeem. The redemption monies were provided by the Luksic family interests which subscribed for an equivalent number of new additional Andsberg shares.

Outlook

The positive outlook for copper and other commodities provides a good basis for 2004. Economic growth in the USA and Japan has improved and the industrial performance of China which had real GDP growth in 2003 of 9.1 per cent has been the outstanding feature of commodity markets. Chinese industrial production soared 17 per cent and this appears likely to continue but perhaps at a slower rate, as China becomes an increasingly more important centre for manufacturing. Although the world political environment still remains very unsettled, the future for commodities is now more positive than at any time in the past five years, and we are confident that the Group's low cost production should enable it to achieve satisfactory results in 2004, based on existing commodity prices and exchange rates.

Dividends

A final dividend of 24 cents will be proposed at the Annual General Meeting on 9 June 2004 which, if approved, will be paid to ordinary shareholders on 10 June 2004. An interim dividend of 11 cents was paid in October 2003. The total dividend for the year will therefore be 35 cents per ordinary share (covered 2.6 times) compared to 28 cents per ordinary share in 2002. As previously stated a dividend in specie was also paid on 1 October 2003 with a redemption value of US$1.11 per share.

Antofagasta's Team

Once again, our appreciation is due to all our executive staff and employees for their individual contribution and hard work during the year.

A A Luksic
Chairman
6 May 2004

Basis of Preparation

The Group's financial statements on pages 48 to 87 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985. The Group's accounting policies are set out in Note 1 to the financial statements. The reporting currency of the Group and the principal currency in which the Group operates and in which assets and liabilities are denominated is the US dollar.

Key Operating Statistics

Production and Sales Volumes

	Copper production		Copper sales	
	2003	2002	**2003**	2002
	'000 tonnes	'000 tonnes	**'000 tonnes**	'000 tonnes
Los Pelambres	**326.7**	324.6	**332.8**	318.2
El Tesoro	**92.4**	84.3	**92.0**	83.4
Michilla	**52.7**	51.8	**52.6**	51.6
Group total	**471.8**	460.7	**477.4**	453.2

Group copper production increased by 2.4% to 471,800 tonnes in 2003. The increase was mainly due to El Tesoro, where higher throughput and improved recoveries resulted in a 9.6% increase in cathode production to 92,400 tonnes. At Los Pelambres, production of copper in concentrate increased marginally to 326,700 tonnes, mainly due to increased throughput at the concentrator plant following the plant optimisation programme completed during the year; this offset slightly lower recoveries. There was also a small increase in cathode production at Michilla, where additional crushing capacity installed at the start of the year compensated for the lower ore grade. A detailed analysis of ore grades, processing levels and recoveries by mine is contained in the Production and Transport Statistics on page 30.

This higher level of production resulted in an increase in the volume of copper sold by all three mines. Differences between production and sale volumes result from the timing of shipments and loading schedules.

Los Pelambres produces and sells both copper and molybdenum concentrates, and is credited for the gold and silver content of the copper concentrate sold. During 2003, molybdenum production was 8,700 tonnes (2002 - 7,800 tonnes). El Tesoro and Michilla do not have by-product credits from their sales of copper cathode.

Rail tonnages transported at the transport division increased 6% from 4.1 million tons in 2002 to 4.4 million tons in 2003.

Cash Costs and Realised Copper Price per Pound

	Realised copper price per pound		Cash costs per pound	
	2003	2002	**2003**	2002
	cents	cents	**cents**	cents
Los Pelambres	**84.6**	71.2	**29.3**	34.9
El Tesoro	**82.5**	72.0	**42.4**	40.8
Michilla	**82.5**	73.2	**69.8**	61.4
Group weighted average	**83.9**	71.6	**36.4**	38.9
LME average	**80.7**	70.7		

Realised Prices

Realised copper prices are determined by comparing copper revenues with sales volumes for each mine in the year, and reflect the effective prices achieved by each mine.

Realised copper prices increased from 71.6 cents per pound in 2002 to 83.9 cents per pound in 2003. The increase in realised copper prices was mainly due to the improvement in LME copper prices, which averaged 80.7 cents in 2003 compared with 70.7 cents in 2002. Realised prices also reflect the impact of pricing adjustments on the close out of provisional sales at Los Pelambres, cathode premiums at El Tesoro and Michilla and hedging activities at the three mines.

Los Pelambres benefited from positive pricing adjustments on the close out of provisional sales. Copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods (usually between three to five months after shipment, known as M3 to M5). Sales volumes are also adjusted based on the final metallurgical content of the concentrate. As a result of the continuous improvement in copper prices since the start of the year, revenues in 2003 included positive final pricing adjustments of US$38.3 million, of which US$8.8 million related to sales open at 31 December 2002. During 2002, net positive pricing adjustments amounted to US$5.8 million, of which US$10.5 million related to sales open at 31 December 2001. Losses from hedging activities in 2003 amounted to US$3.7 million (2002 – loss of US$0.3 million). The net effect of these pricing adjustments and hedging activities was to achieve a realised copper price of 84.6 cents compared with the LME average of 80.7 cents.

El Tesoro and Michilla achieved realised prices of 82.5 cents in 2003 compared with the LME average of 80.7 cents, principally due to the effect of premiums achieved on cathode sales (2002 – realised prices of 72.0 cents and 73.2 cents respectively). Realised prices at each mine were also affected by losses on hedging activities of US$3.5 million at El Tesoro and US$3.9 million at Michilla (2002 – gains of US$0.4 million at El Tesoro and US$0.8 million at Michilla).

Cash Costs

Cash costs are a measure of the operational cost of copper production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

Group weighted average cash costs in 2003 decreased by 6.4% to 36.4 cents per pound (2002 - 38.9 cents per pound), as lower cash costs at Los Pelambres offset higher cash costs at El Tesoro and Michilla.

Cash costs at Los Pelambres, which include by-product credits, decreased by 16.1% to 29.3 cents per pound (2002 - 34.9 cents per pound) as a result of higher molybdenum prices and higher production. Molybdenum prices averaged US$5.30 per pound in 2003 (2002 - US$3.70 per pound), while production was 8,700 tonnes (2002 - 7,800 tonnes). Consequently, by-product credits were 16.3 cents per pound compared with 11.0 cents in 2002. Los Pelambres also continued to benefit from low treatment and refining charges (TC/RCs) which, at 13.5 cents per pound, were 1.9 cents lower than 2002.

Cash costs increased at both El Tesoro and Michilla compared with 2002. At El Tesoro, cash costs increased by 3.9% to 42.4 cents per pound (2002 - 40.8 cents per pound), mainly due to higher haulage costs incurred in mixing of ores and the addition of dry waste material to reduce humidity at the tailings dumps. At Michilla, cash costs increased by 13.7% to 69.8 cents per pound (2002 - 61.4 cents per pound). The higher costs resulted partly from the disruption to production at the start of the year when the additional capacity was installed, but also due to the lower ore grade and higher waste to ore ratio as expected under the current phase of the mine plan.

Review of Performance

Turnover, EBITDA, depreciation and amortisation, operating profit, capital expenditure and net assets are analysed on a segmental basis for each mine and the transport division in Note 2 to the financial statements.

Turnover	**2003 US$m**	2002 US$m
Turnover	**1,076.2**	863.1

Group turnover increased by 24.7% to US$1,076.2 million in 2003. The increase was due mainly to better realised copper prices at all three mines, following the improvement of LME copper prices compared with 2002, together with higher sales volumes. The reasons for the improved prices and volumes are explained in the Key Operating Statistics above. As a result, overall turnover from copper sales reached US$883.3 million, compared with US$715.3 million in 2002. By-product revenues at Los Pelambres increased to US$116.7 million (2002 - US$77.4 million) as a result of higher production of molybdenum and higher prices. Turnover at the transport division was also up by 7.7% to US$75.8 million, mainly due to increased transport volumes. The water concession, acquired on 29 December 2003, contributed US$0.4 million.

In 2003, sales of copper concentrate and copper cathodes represented 82% of Group turnover and therefore revenues depend significantly on LME and realised copper prices. Based on production volumes in 2003, and without taking into account the effects of provisional pricing and hedging activity, a one cent change in the average copper price for the year would affect turnover and profit before tax by US$10.4 million, and earnings per share by 2.6 cents.

By-product sales at Los Pelambres (principally molybdenum concentrate) represented 11% of Group turnover. A 10 cent change in the average molybdenum price in the year would affect turnover and profit before tax by US$1.9 million, and earnings per share by 0.5 cents.

The transport division represented 7% of total turnover. The water concession, acquired at the end of December 2003, did not have a material effect on turnover or profits in the year.

Metal sales (both copper and by-products) are denominated in US dollars and transport revenues are denominated in both Chilean pesos and US dollars. Sales at the water concession are denominated principally in Chilean pesos.

EBITDA and Operating Profit	**2003 US$m**	2002 US$m
EBITDA	**524.3**	349.7
Depreciation	**(136.8)**	(128.7)
Loss on disposal of fixed assets included in operating profit	**(0.2)**	(7.1)
Operating profit	**387.3**	213.9

Operating profit increased 81% to US$387.3 million compared with 2002. This reflected the combined effect of higher production and improved copper prices, together with lower cash costs at Los Pelambres which are explained in the Key Operating Statistics above. Consequently, operating profit increased by US$147.4 million at Los Pelambres and US$22.1 million at El Tesoro. Michilla's operating loss, however, increased marginally to US$3.6 million as the benefits of a higher copper price were outweighed by hedging losses of US$3.9 million and higher cash costs. Operating profit at the transport division of US$34.0 million included other operating income of US$6.5 million for the cancellation of a contract for additional tonnages in the first half of the year. Excluding this, operating profits increased in line with higher transport volumes.

Operating profit is stated after depreciation and loss on disposal of fixed assets of US$137.0 million (2002 - US$135.8 million), giving EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation) of US$524.3 million (2002 - US$349.7 million).

Net capital expenditure and financial investment amounted to US$78.2 million (2002 - US$67.3 million) and is further explained under Cash Flows on page 23.

Income from Other Fixed Asset Investments	2003 US$m	2002 US$m
Dividend income	**0.1**	3.2
Profit on disposal of fixed asset investments	**1.1**	-

The Group did not receive a dividend from Quiñenco S.A. in 2003, and income from other fixed asset investments amounted to US$0.1 million. During 2002, dividend income was US$3.2 million, which related almost entirely to Quiñenco.

Following the demerger of Quiñenco in October 2003, the Group disposed of nearly all its other investments, including substantially all of its shares held in Banco de Chile S.A. This resulted in a profit of US$1.1 million. There were no comparable disposals in 2002.

Net Interest Payable	2003 US$m	2002 US$m
Interest receivable	**4.6**	6.4
Interest payable	**(32.7)**	(46.7)
Foreign exchange	**(2.1)**	(0.1)
Release of discount relating to provisions	**(1.1)**	0.1
	(31.3)	(40.3)

The decrease in interest receivable reflected lower market interest rates in 2003 compared with 2002. Group cash and deposit balances during 2003 were not materially different from 2002, although balances decreased at the end of the year due to the acquisition in December 2003 of the water concession for cash. Cash balances were US$195.7 million at the end of 2003 compared with US$252.4 million at the end of 2002.

Deposits are typically held on short-term maturities of less than three months. 89% of the year-end cash and deposit balances were denominated in US dollars with the remainder mainly held in Chilean pesos.

The decrease in interest payable resulted mainly from lower interest rates and regular principal repayments by Los Pelambres and El Tesoro. Interest costs at Los Pelambres were US$22.7 million compared with US$31.7 million the previous year. Interest costs at El Tesoro for 2003 were US$9.7 million compared with US$14.6 million in 2002.

In 2003, the ratio of operating profit to net interest was 12.4 times (2002 - 5.3 times) and the ratio of EBITDA to net interest and principal repayments (excluding amounts repaid on refinancing and voluntary prepayments) was 3.0 times (2002 - 2.4 times).

The Group's borrowings relate mainly to project loans at Los Pelambres and El Tesoro, which represent US$748.7 million out of total borrowings at the end of 2003 of US$857.5 million. Of total borrowings, 77% were floating rate and 23% were fixed rate after taking into account the effect of hedging instruments. Borrowings are almost entirely denominated in US dollars.

Based on total borrowings at the end of 2003, a 1% change in interest rates would affect interest payable by US$6.6 million and net interest (after taking into account cash and deposit balances at the end of 2003) by US$4.7 million. Details of the composition of borrowings and interest rates are given in Note 17 to the financial statements.

Taxation

	2003 US$m	2002 US$m
Current tax	**(9.6)**	(3.2)
Deferred tax	**(54.8)**	(26.7)
	(64.4)	(29.9)

Tax (including deferred tax) amounted to US$64.4 million (2002 - US$29.9 million), reflecting the increased profit for the year. This represents an effective tax rate of 18.0% (2002 - 16.9%), compared with the Chilean statutory tax rate of 16.5% (2002 - 16%). The effective tax rate is higher than the statutory rate partly because the tax charge for 2003 includes the payment of certain withholding taxes (reflected in the current tax charge for the year). In addition, deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. Legislative changes at the end of 2001 increased the tax rate progressively to reach 17% in 2004.

Further details regarding the current and deferred tax charges for the year, including a reconciliation to the Chilean statutory rate of 16.5%, are given in Note 6 to the financial statements.

Earnings Per Share

	2003 cents	2002 cents
Earnings per share	**91.5**	49.0

Earnings per share calculations are based on 197,171,339 ordinary shares being the number of shares in issue throughout both 2002 and 2003. Earnings per share increased 87% to 91.5 cents, reflecting the higher profit after tax and minority interests for the year.

Dividends

Dividends on ordinary shares for the year are as follows:

	Per share		Total	
	2003	2002	**2003**	2002
	cents	cents	**US$m**	US$m
Interim	**11**	10	**21.7**	19.7
Final	**24**	18	**47.3**	35.5
	35	28	**69.0**	55.2
Demerger (consolidated book value of assets demerged)			**181.5**	-
			250.5	55.2

Dividends on ordinary shares are payable in either US dollars or sterling. Further details, including conversion rates for dividends payable in sterling, are given in the Report of the Directors on page 32 and in Note 7 to the financial statements.

The cost of ordinary dividends paid and proposed in 2003 (excluding the demerger dividend) will be US$69.0 million, compared with US$55.2 million in 2002. The 2003 dividend will be covered 2.6 times compared with 1.8 times in 2002.

Demerger

In order to focus on its core mining and mining-related activities, the Group announced in September 2003 a proposal to demerge its investment in Quiñenco S.A. via a special dividend of shares in Andsberg Limited, an unlisted Jersey-registered subsidiary whose principal asset was the Group's 33.6% interest in Quiñenco. Shareholder approval was obtained for the demerger on 1 October 2003 and following the resolution, ordinary shareholders in Antofagasta plc received one share in Andsberg for each share held in Antofagasta on that date.

The Andsberg shares carried a redemption right until 30 October 2003 at a fixed price of US$1.11 per share. Valid redemption forms were received in respect of 58,691,813 shares and payment was made on 6 November 2003. Shareholders who requested payment of redemption proceeds in sterling received 65.4134 pence per share, based on an exchange rate of US$1.6969 per share. The redemption was funded by entities connected with the Luksic family which subscribed for additional Andsberg shares.

The demerger dividend is recorded in the Group financial statements at the consolidated book value of Andsberg Limited and its subsidiaries of US$181.5 million, representing the book value of the investment in Quiñenco S.A. (US$180.1 million) and bank balances (US$1.4 million). The costs of the demerger amounted to US$1.2 million and have been included in the profit and loss account as a charge to operating profit.

Quiñenco did not pay a dividend during 2003. In 2002, the Group received a dividend of US$3.2 million.

Acquisition of Water Concession

In November 2003, the Group successfully bid for a 30 year Concession to operate the water rights and facilities in the Antofagasta Region previously controlled by the state-owned Empresa de Servicios Sanitarios de Antofagasta S.A. (ESSAN). The award followed a competitive tender managed by Sistema de Empresas Publicas (SEP), a Chilean government entity, as part of the current privatisation programme.

The Concession contract was signed and control of the assets and operation was assumed on 29 December 2003 by Aguas de Antofagasta S.A., a newly-formed wholly owned subsidiary of the Group. The cost of the Concession was Ch$116.6 billion (US$193.8 million) and was satisfied in cash on the same date. The cost includes IVA (Chilean value added tax) of 19% which is estimated to be recoverable over eight years as part of the normal trading cycle. In the three day period from 29 December 2003, Aguas de Antofagasta contributed US$0.4 million to Group turnover and US$0.2 million to Group operating profit.

Cash Flows

The Group cash flow statement is presented on page 52. The key features may be summarised as follows:

	2003 US$m	2002 US$m
Net debt at the beginning of the year	**(712.9)**	(808.7)
Changes in net debt relating to cash flows		
Net cash inflow from operating activities	**510.2**	350.3
Capital expenditure and financial investment	**(78.2)**	(67.3)
Acquisition of water concession	**(193.8)**	-
Equity dividends paid	**(58.2)**	(69.8)
Other items	**(123.0)**	(112.1)
Exchange and other non-cash movements	**(5.9)**	(5.3)
Net debt at the end of the year	**(661.8)**	(712.9)
Analysed as follows		
Current asset investments (time deposits) and cash at bank	**195.7**	252.4
Long and short term loans	**(857.5)**	(965.3)
	(661.8)	(712.9)

Net cash inflow from operating activities increased by 46% to US$510.2 million compared with US$350.3 million in 2002. This reflected the improved operating results adjusted for depreciation, the non-exceptional loss on disposal of fixed assets and normal working capital movements in debtors, creditors and stocks.

Net capital and financial investment expenditures in 2003 were US$78.2 million. Of this amount, US$62.4 million related to capital expenditure at Los Pelambres, which included expenditure relating to the completion of the optimisation programme to increase ore throughput to approximately 120,000 tonnes per day by the end of 2003. Net capital expenditure for 2002 was US$67.3 million.

The consideration for the water concession acquired in December 2003 amounted to US$193.8 million and was satisfied in cash.

Equity dividends paid in the year were US$58.2 million (2002 – US$69.8 million, which included the payment of the 2001 special dividend).

Other items include dividends received from investments, interest receipts and payments, dividends paid by subsidiaries to minority shareholders and tax payments. These are analysed in the review of performance above and in the notes to the cash flow statement on pages 80 to 82.

Foreign currency exchange differences and other non-cash movements are analysed in the reconciliation of net cash flow to movement in net debt on page 52.

Financial Position

At 31 December 2003, the Group held cash and deposits of US$195.7 million (2002 – US$252.4 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$173.4 million (2002 – US$235.1 million).

Total Group debt at 31 December 2003 was US$857.5 million (2002 – US$965.3 million). Of this amount, US$518.0 million (2002 – US$568.7 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$594.9 million (2002 – US$704.0 million) under the Los Pelambres non-recourse project financing arrangements, of which 40% is attributable to minority shareholders, and US$156.6 million (2002 – US$184.7 million) under the non-recourse El Tesoro project financing arrangements, of which 39% is attributable to minority shareholders. The Los Pelambres borrowings are repayable over a remaining period of six to eight years and the El Tesoro borrowings are repayable over 6.5 remaining years

US$166.7 million of the total Group debt of US$857.5 million is repayable within one year. This includes US$84.1 million under the Los Pelambres project borrowings and US$28.0 million under the El Tesoro project. As explained above in relation to net interest payable, Group cash and debt is mainly floating rate and almost entirely denominated in US dollars.

On a consolidated basis, gearing (calculated as Group net debt to shareholders funds and minority interests) was marginally reduced from 56% at the end of 2002 to 53% at the end of 2003, as continued debt repayments were offset by the payment of consideration on the acquisition of the water concession and the effect of distributing assets on the demerger of Andsberg Limited. On an attributable basis (calculated as the Group's proportional share of net debt to shareholders' funds), gearing increased from 35% at the end of 2002 to 38% at the end of 2003, since debt repayments relate principally to the partly owned subsidiaries while the acquisition and demerger affected cash balances and net assets respectively at the corporate level.

Balance Sheet

The Group's balance sheet is set out on page 50. Consolidated shareholders' funds decreased from US$960.4 million at the beginning of the year to US$905.9 million, principally reflecting profit attributable to shareholders, foreign exchange movements and dividends for the year, including the demerger dividend.

Minority interests increased from US$314.3 million at the beginning of the year to US$343.1 million, principally reflecting the minority's share of profit after tax less the minority share of distributions from the partly owned operations.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. Details of derivative instruments outstanding at 31 December 2003 are given in Note 18 to the financial statements.

Antofagasta Minerals S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB (the Railway in Chile) manages treasury operations on behalf of the transport division. Policies are set by a central Risk Management Committee and reviewed by each divisional board.

Foreign Currency Exchange Differences

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(c) to the financial statements. The currency translation gain of US$15.5 million (2002 – loss of US$10.3 million) results mainly from the re-translation of peso-denominated subsidiaries at year-end rates. The Chilean peso strengthened by 21% from Ch$719 = US$1 at the beginning of 2003 to Ch$594 = US$1 at the end of 2003.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account the financial position of the Group including borrowing facilities in place, the current copper price and market expectations in the medium-term.

General Background

The Group recognises and takes into account the social and environmental impact of its activities in the conduct of its operations. This report sets out the key principles and practices adopted by the Group in the areas of environment, community relations, health and safety, and human resources.

The mining, transport and water operations of the Group are subject to a variety of legal and regulatory requirements in Chile. The Group's policy is to meet or exceed the minimum standards imposed, taking into account social or environmental factors specific to each of its operations. Although this is the first report the Group has published in the area of corporate social responsibility, it has followed this approach for a number of years. For example, the Railway has implemented ISO 9001/2000 in the transportation and warehousing of copper and sulphuric acid, while Los Pelambres has voluntarily created a nature sanctuary in an area of high environmental interest which it owns.

Environment

The Group seeks to minimise the impact of its projects and activities on the environment. It aims to ensure that environmental considerations are taken into account by all employees as part of its normal operations. Each of the Group's operations has an environmental management system which takes into account its particular circumstances and location, to ensure compliance with its environmental commitments and to enable a process of continuous improvement.

Each of the Group's mining operations has obtained the necessary approvals for their existing operations from the relevant regional environmental authorities. These include both permissions for the original project at each operation as well as subsequent modifications, for example the expansion of ore treatment at Los Pelambres from the original 85,000 tonnes per day (tpd) level to the current 114,000-120,000 tpd, and the increase in the capacity of the Quillayes dam, both of which were obtained in 2002.

Monitoring processes are in place at the Group's operations to ensure compliance with obligations imposed as part of the environmental approval process. These processes are directed towards protection of local flora and fauna, as well as the quality of renewable natural resources, such as water, air and soil. Particular activities include the satellite monitoring of guanacos in the Andean high plateau where Los Pelambres operates. In the Los Vilos municipality, the Conchali Lagoon, a wetland of great biodiversity, was declared a nature sanctuary. It is protected and financed by Los Pelambres, which organises periodic visits to the area by community and student groups for scientific interest and study.

Results of the monitoring processes are regularly communicated to the relevant environmental authorities as well as to local communities. During 2003, there were no environmental incidents recorded by any of the Group's operations which resulted in fines or legal claims for environmental damage.

Each of the Group's mining operations has a formal closure plan, which takes into account the need for dismantling of facilities, site rehabilitation, subsequent environmental monitoring and other obligations either imposed by the environmental authorities or voluntarily assumed by the Group. The Group accounts for these closure costs in its financial statements based on the present value of the estimated future costs of such obligations.

As explained in the Chairman's Review, Los Pelambres submitted an Environmental Impact Assessment (EIA) in May 2003 to the Regional Commission of the Environment (COREMA) for Chile's Fourth Region. This sought to increase Los Pelambres' ore reserves to 2.1 billion tonnes and to allow a potential expansion of its Concentrator from the current 120,000 tpd level up to 175,000 tpd. The EIA included permission to build the Mauro tailings dam in place of the alternative dams at Quebrada Seca and Las Lajas, as well as permission for new waste dumps near the existing site. The EIA formed a critical element of Los Pelambres' development plans.

The approval process for the EIA included a detailed 60-day community participation phase, including a series of well-attended public meetings and publicising information about the EIA through local media and publications. Los Pelambres also conducted over 40 community meetings in advance of submitting the EIA to ensure concerns and suggestions were taken into account and factored into the process at an early stage. As a result, Los Pelambres responded to over 1,200 technical questions regarding different aspects of its development plans.

The principal mitigation and compensation measures Los Pelambres has undertaken include:

- Transplanting of fertile soil from the proposed waste dump areas;
- Designating sites of high environmental interest as nature sanctuaries;
- Restoration of affected woodland;
- Protection of flora and fauna in the area of the proposed El Mauro tailings dam;
- Creation of a park and an exhibition area for local archaeology;
- Provision of technical and financial support to the fishing communities in the port area;
- Construction of a mining and tourism information centre at Los Vilos, where the port is located;
- Implementation of training programmes for local communities; and
- Construction of a traffic by-pass at the city of Illapel, including a bridge over the Illapel River.

COREMA approved the EIA in March 2004 substantially on the all terms requested by Los Pelambres.

Community Relations

The Group recognises the impact of its activities on neighbouring communities and seeks to ensure that relations are on the basis of mutual trust, respect and co-operation. It also seeks to ensure that its contribution is specific to the area in which each of its companies operate.

Michilla and El Tesoro are located in the sparsely-populated area of the Second Region in northern Chile, where local communities are heavily involved in the mining industry. Michilla's activities are principally focused on the smaller independent miners operating in the vicinity, which supply it with part of its ore requirements. El Tesoro provided electricity supply to the nearby town of Sierra Gorda during the construction period of the mine.

Los Pelambres, which is based in the Fourth Region in central Chile, regularly makes available information on its operations and development plans. It holds public meetings every six months, to enable the local communities to express any concerns or needs. Los Pelambres received 3,800 visitors to its operations during 2003, double that of previous years. It has also established a series of training courses on environmental matters, particularly in respect of water quality monitoring and control for the local farming communities and rural schools.

In March 2003, Los Pelambres created the Fundacion Minera Los Pelambres ("the Foundation") with a contribution of US$3 million. The main objective of the Foundation is to provide support to the communities in the Choapa Province in Chile's Fourth Region on a range of matters. These include improvement of water usage, training and educational programmes for adults and children, improvement of rural schools, and generally to develop initiatives which will benefit the neighbouring communities, particularly in agriculture, farming and fishing. Specific programmes which have been developed to date include:

- An agricultural support programme to improve irrigation systems in the Choapa Valley to optimise water usage;
- A support programme for the fishing communities in the Los Vilos Bay, where the Los Pelambres port is located;
- A training programme in catering services aimed at housewives and local businessmen in the Caimanes area of the Los Vilos municipality to enable them to meet the growing demand for such services in the area of the future El Mauro tailings dam;
- A training programme in the Caimanes area for small beekeeping businesses for honey production, including the provision of the necessary equipment for start-up.

The Group seeks to safeguard the archaeological heritage of the areas in which it operates. Each discovery is studied, identified and restored by an archaeologist approved by the appropriate governmental authorities. It is then relocated to a public exhibition site or one owned by the relevant Group company. The tomb of the *Dama del Chacay* (Lady of the Chacay) (c. 500 AD), which was discovered during the construction of Los Pelambres, is now exhibited at the La Serena Museum, in a specially air-conditioned room financed by Los Pelambres. Los Pelambres has also financed publications relating to the archaeological wealth of the Cuncumen Valley. The Railway conducted the restoration and relocation of two colonial-style houses built in 1904 in the historical centre of the city of Antofagasta. It has also restored an old steam locomotive built by British engineers in 1927 in the town of Mejillones, a sleeping car dating from 1928 and a saloon coach dating from the 1930s era. These activities have formed an important element in the preservation of the history of Chile's Second Region.

Health and Safety

Health and safety considerations form a key aspect of the Group's operations, and each operation has risk management systems in place. During 2003, a programme was launched to standardise health and safety procedures at the Group's mining operations, and to ensure that the procedures imposed are also adhered to by contractors as well as the Group's own workforce.

The Group also commenced a process during 2003 to obtain certification for ISO 14001, OHSA 18001 and ISO 9001 for its mining operations, which it aims to achieve in a number of stages. The Railway has already obtained ISO 9001/2000 in the transportation and warehousing of copper and sulphuric acid.

A total of 47 lost-time accidents were recorded across the Group (18 accidents at El Tesoro, 18 accidents at Train Ltda., 9 accidents at the Railway, 2 accidents at Michilla and no accidents at Los Pelambres). Fortunately no fatalities occurred during 2003.

The Group's operations received a number of awards during 2003 for their safety record:

- Los Pelambres received two awards from the Consejo Nacional de Seguridad (National Safety Council). It also received health and safety awards for the conduct of mining and quarrying activities, port activities and general management, services and support activities;
- Michilla received an award from the Associacion Chilena de Seguridad (Chilean Safety Association) as one of the companies with the lowest accident rate during 2002-2003;
- El Tesoro achieved second place in the respiratory protection programme sponsored by 3M Chile; and
- The Railway received an award for its development, management and preventive culture from the Safety Committee of the Chilean Construction Chamber.

The Group has a comprehensive occupational safety system to ensure the health of its workers. It adopts a preventive and promotional approach to protect against occupational risks. Los Pelambres has succeeded in reducing cardiovascular risk, with 94.3% of its workers in the minimum and low risk categories. The Group has also introduced a programme of vaccination against flu and other viruses, including hepatitis.

Human Resources

Although the management of human resources is principally the responsibility of each operation, the Group started to develop a common human resource management system in the mining operations during 2003 to ensure standard practice.

The Group employed an average of 2,458 employees during the year. The Group recognises freedom of association in the context of its workforce, and there are eight labour unions across the Group (four at the Railway, one at Michilla, one at El Tesoro and two at Los Pelambres). Collective employment contracts are in place at all Group operations, which set out terms and conditions of employment including pay. Remuneration levels reflect market conditions and exceed the Chilean legal minimum in all cases.

During 2003, Los Pelambres received an award from the Chilean Association of Labour Relations for its workforce policies and its excellent relations with its labour unions.

Production and Transport Statistics

For the year ended 31 December 2003

	2003					2002
	Q1	Q2	Q3	Q4	Year	Year
Group total						
Total copper production ('000 tonnes)	105.8	119.4	124.3	122.4	**471.8**	460.7
Total molybdenum production ('000 tonnes)	1.8	1.9	2.2	2.7	**8.7**	7.8
Weighted average cash costs (cents per pound)	39.8	35.6	34.6	36.1	**36.4**	38.9
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	107.1	115.4	105.0	125.5	**113.3**	110.5
Average ore grade (%)	0.88	0.93	1.00	0.85	**0.91**	0.91
Average recovery (%)	90.1	89.3	90.9	89.3	**89.9**	91.1
Concentrate produced ('000 tonnes)	172.7	219.2	217.2	217.3	**826.5**	811.8
Average concentrate grade (%)	42.8	39.5	41.1	40.6	**40.9**	41.3
Fine copper in concentrate ('000 tonnes)	73.9	86.6	89.2	88.1	**337.8**	335.5
Payable copper in concentrate ('000 tonnes)	71.5	83.7	86.3	85.2	**326.7**	324.6
Payable moly in concentrate ('000 tonnes)	1.8	1.9	2.2	2.7	**8.7**	7.8
Cash costs (cents per pound)	34.4	29.0	27.5	27.3	**29.3**	34.9
El Tesoro (61% owned)						
Daily average ore treated ('000 tonnes)	22.7	19.7	22.0	24.0	**22.1**	20.5
Average ore grade (%)	1.48	1.60	1.43	1.34	**1.46**	1.50
Average recovery (%)	77.0	77.5	80.3	78.3	**78.2**	74.4
Copper cathodes ('000 tonnes)	23.4	22.1	24.0	22.9	**92.4**	84.3
Cash costs (cents per pound)	40.6	41.3	41.1	46.6	**42.4**	40.8
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	12.4	16.4	16.7	16.7	**15.6**	13.4
Average ore grade (%)	1.35	1.24	1.21	1.21	**1.25**	1.39
Average recovery (%)	75.1	74.7	74.9	75.4	**75.0**	75.6
Copper cathodes ('000 tonnes)	10.9	13.5	14.0	14.3	**52.7**	51.8
Cash costs (cents per pound)	73.1	67.4	67.3	72.0	**69.8**	61.4
Transport						
Rail tonnage transported	946	1,131	1,118	1,193	**4,388**	4,142

Notes to Production and Transport Statistics

a) The production figures represent the total amounts produced for each mine, not the Group's attributable share for each mine.

b) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

c) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

d) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

Mining Reserves and Resources

At 31 December 2003

	Tonnage millions of tonnes 2003	2002	Copper (%) 2003	2002	Molybdenum (%) 2003	2002	Gold (g/tonne) 2003	2002	Silver (g/tonne) 2003	2002
Ore reserves										
Los Pelambres (60% owned) – cut off grade 0.4% – see note (e)										
Proved	**871.4**	973.0	**0.70**	0.74	**0.0193**	0.0187	**0.033**	0.033	**1.20**	1.21
Probable	**567.3**	334.1	**0.63**	0.62	**0.0174**	0.0170	**0.034**	0.034	**0.93**	0.88
Possible	**635.3**	99.8	**0.59**	0.59	**0.0143**	0.0156	**0.032**	0.032	**0.57**	0.62
Total	**2,074.0**	1,406.9	**0.65**	0.70	**0.0173**	0.0181	**0.033**	0.033	**0.93**	1.09
El Tesoro (61% owned) – cut off grade 0.37%										
Proved	**171.9**	166.1	**0.78**	0.82	–	–	–	–	–	–
Probable	**11.0**	11.9	**0.74**	0.70	–	–	–	–	–	–
Possible	**0.4**	0.2	**0.67**	1.49	–	–	–	–	–	–
Total	**183.3**	178.2	**0.78**	0.81	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Proved	**7.4**	10.4	**1.51**	1.69	–	–	–	–	–	–
Probable	**13.7**	14.5	**1.35**	1.23	–	–	–	–	–	–
Possible	**0.7**	0.7	**1.25**	1.97	–	–	–	–	–	–
Total	**21.8**	25.6	**1.40**	1.41	–	–	–	–	–	–
Group total	**2,279.1**	1,610.6	**0.67**	0.72	–	–	–	–	–	–
Ore resources (including reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Measured	**1,064.2**	1,399.7	**0.69**	0.70	**0.0188**	0.0174	**0.033**	0.032	**1.20**	1.14
Indicated	**776.1**	911.7	**0.62**	0.59	**0.0165**	0.0148	**0.032**	0.034	**0.90**	0.80
Inferred	**1,353.0**	926.7	**0.58**	0.57	**0.0140**	0.0160	**0.033**	0.032	**0.50**	0.41
Total	**3,193.3**	3,238.0	**0.63**	0.63	**0.0162**	0.0163	**0.033**	0.033	**0.83**	0.83
El Tesoro (61% owned) – cut off grade 0.37%										
Measured	**193.4**	186.6	**0.76**	0.80	–	–	–	–	–	–
Indicated	**24.8**	36.4	**0.64**	0.62	–	–	–	–	–	–
Inferred	**1.8**	1.8	**0.58**	0.49	–	–	–	–	–	–
Total	**220.0**	224.7	**0.74**	0.77	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Measured	**19.7**	16.5	**1.54**	1.64	–	–	–	–	–	–
Indicated	**37.1**	30.3	**1.57**	1.64	–	–	–	–	–	–
Inferred	**17.9**	6.8	**1.57**	1.41	–	–	–	–	–	–
Total	**74.7**	53.6	**1.56**	1.61	–	–	–	–	–	–
Group total	**3,488.0**	3,516.3	**0.65**	0.65	–	–	–	–	–	–

Notes to Mining Reserves and Resources

a) The reserves and resources figures represent full reserves and resources, not the Group's attributable share for each mine.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource for which appropriate assessments have been carried out to demonstrate at a given date that extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Resources are stated inclusive of reserves.

c) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut off grade of 0.5% was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and a cut off grade of 1.0% to the other workings to determine the reserve and resource calculations.

d) The individual reserves and resources figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

e) Los Pelambres presented an environmental impact assessment during 2003, which was approved in March 2004. This has increased Los Pelambres' ore reserves from 1.4 billion tonnes to 2.1 billion tonnes.

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2003.

Group Activities

The principal activities of the Group are copper mining; the transport of freight by rail and road and the distribution of water. These activities are mainly based in Chile.

Results and Dividends

The consolidated profit before tax has increased from US$176.8 million in 2002 to US$357.2 million in 2003.

Having paid an interim dividend of 11 cents (2002 - 10 cents), the Directors recommend a final dividend of 24 cents (2002 - 18 cents) per ordinary share payable on 10 June 2004 to shareholders on the Register at the close of business on 14 May 2004. This makes a total dividend for the year (before the demerger dividend described below) of 35 cents per ordinary share (2002 - 28 cents).

In addition to the interim and final dividend, a dividend in specie of shares in Andsberg Limited (the "demerger dividend") was made at the rate of one Andsberg share for each ordinary share held in Antofagasta. The Andsberg shares carried a redemption right of US$1.11 per share until 30 October 2003. *Further information relating to the demerger is given in Notes 7 and 24 to the Financial Statements.*

The total ordinary and preference dividends in the year amounted to US$250.7 million, including US$181.5 million relating to the demerger dividend (2002 - total ordinary and preference dividends were US$55.4 million). After providing for these dividends, the amount transferred from reserves is US$70.0 million (2002 - transferred to reserves was US$41.4 million).

Dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the Register of Members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in US dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's Registrar must receive any such election for the proposed final dividend by the record date of 14 May 2004.

The exchange rate to be applied for the conversion of the final dividend will be £1 = US$1.8691, giving those shareholders who will be paid in sterling a dividend of 12.8404 pence per ordinary share. The exchange rate applied for the conversion of the interim dividend was £1 = US$1.595, giving those shareholders who were paid in sterling a dividend of 6.8966 pence per ordinary share.

Review of Business and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and developments after the year-end.

Directors

The Directors who served during the year are shown facing page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

Mr. C H Bailey retires in accordance with the Articles of Association at age 70 at the date of the Annual General Meeting and, being eligible, offers himself for re-election. Special notice for this resolution has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Bailey was appointed a Director of Antofagasta plc in 1987. He is a Chartered Accountant, and a director of General Oriental Investment Limited, RIT Capital Partners plc, St James' Place Capital plc and Atrium Underwriting plc.

Mr. G S Menendez also retires in accordance with the Articles of Association and, being eligible, offers himself for re-election. Mr. Menendez was appointed a Director of Antofagasta plc in 1985. He is a director of Quiñenco S.A. and Banco Latinoamericano de Exportaciones (BLADEX). Mr. Menendez is aged 55.

Mr. P J Adeane also retires in accordance with the Articles of Association and, being eligible, offers himself for re-election. Special notice for this resolution has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Adeane is Managing Director and was appointed as a Director of Antofagasta plc on its formation in 1982. Mr. Adeane is aged 71.

Mr. D E Yarur was appointed to the Board as a Non-Executive Director on 31 March 2004, and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. Mr. Yarur is a director of several Chilean companies including Banco de Credito e Inversiones S.A., Sociedad Quimica y Minera S.A., a Chilean mining company and AES Gener S.A., a power generating company. He is a qualified accountant. Mr. Yarur is aged 48.

Biographical details of the other Directors are given below:

Mr. A A Luksic is Chairman of Antofagasta plc. He was appointed a Director of Antofagasta plc on its formation in 1982. As set out on page 43, he and his family interests own 65.04% of the ordinary share capital of the Company. Mr. Luksic is aged 77.

Mr. J-P Luksic is the Deputy Chairman of Antofagasta plc. He was appointed a Director of Antofagasta plc in 1990. He was appointed Deputy Chairman in 2000 and is also Chief Executive Officer of the mining division, Antofagasta Minerals S.A. Mr. Luksic is aged 39.

Mr. R F Jara is a Non-Executive Director of Antofagasta plc. He is a partner in Jara del Favero y Cia., a Chilean law firm based in Santiago and is a director of several industrial companies. Mr. Jara is aged 50.

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 42.

Donations

The Group made UK charitable donations of US$36,354 during the year ended 31 December 2003 (2002 - US$60,965).

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch in Chile (known as the FCAB) providing rail freight services. All other operations in Chile and Bolivia are carried out through subsidiary companies.

Creditor Days

The Company does not trade in the United Kingdom. Creditor days for the Group have been calculated at 23 days (2002 - 34 days). Operating companies are responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause minimum harmful effect to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste material in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. The Group's policy is that all its operations should comply fully with applicable Chilean regulations.

Substantial Shareholdings

Details of shares held by Metalinvest Establishment and Sandypoint Establishment are given in the Report on Remuneration and Related Matters on pages 42 and 43.

The Company has been made aware of the following other substantial interests in the issued ordinary share capital of the Company:

	%
Genesis Investment Management	5.97
Capital International	3.40

Special Business at the Annual General Meeting

Resolution 8 – Mr. D E Yarur was appointed to the Board as a Non-Executive Director on 31 March 2004. In accordance with the Company's Articles of Association, he is standing for re-election at the Annual General Meeting.

Resolution 9 – A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 9 on the agenda of the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer to ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than by way of rights) should not, in any rolling three year period, exceed 7.5% of the issued share capital.

Resolution 10 – Your Board is also proposing that the Articles of Association of the Company, be amended to allow, pursuant to the Electronic Communications Act 2000, the Company to permit communications with shareholders to occur electronically.

A copy of the Articles of Association of the Company incorporating the proposed amendments are available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ. Shareholder approval for the amended Articles of Association is being sought through a special resolution to be proposed at the Annual General Meeting.

Auditors

On 1 August 2003, Deloitte & Touche, the Company's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the Company's auditor will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

For and on behalf of
Petershill Secretaries Limited
Company Secretary
6 May 2004

The Board of Directors describes below how it applies the corporate governance principles contained in the Principles of Good Governance and Code of Best Practice ("Combined Code") issued by the London Stock Exchange in June 1998 which applied to the Company during 2003, including the subsequent interpretation in Internal Control: Guidance for Directors on the Combined Code ("the Turnbull report").

The Company complied with the detailed code provisions contained in the Combined Code throughout 2003 except as follows:

- Until 11 March, the Audit Committee only had two members compared with the minimum of three recommended by the Combined Code. Following the appointment of Mr. R F Jara to the Board and the Audit Committee on that date, the membership of the Audit Committee complied with the Combined Code for the remainder of the year.

- Performance related pay measures do not apply to all Executive Directors.

Reasons for these two areas of non-compliance are set out in the discussion of principles below and in the Report on Remuneration and Related Matters respectively.

In July 2003 the Financial Reporting Council published a revised Combined Code on Corporate Governance which applies to the Company in the 2004 financial year. The Board has considered the changes introduced by the revised Code and will report formally on compliance with its provisions, as required under the Listing Rules, next year.

a) Directors and Board Structure

The Directors collectively have ultimate responsibility for the conduct of the Group's business. During 2003, the Board comprised six Directors in 2003 following the appointment of Mr. R F Jara on 11 March that year. Four of these Directors (two of whom are Non-Executive) are based in Chile where the Group's operations are principally located, and two Directors (one of whom is Non-Executive) are based in the United Kingdom where the Company is incorporated and listed on the London Stock Exchange.

Three of the Directors are Executive Board members. Mr. A A Luksic is Chairman of the Board. Mr. J-P Luksic is Deputy Chairman and also Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division based in Chile. Mr. P J Adeane is Managing Director.

The other Directors, Mr. C H Bailey, Mr. G S Menendez and Mr. R F Jara, are Non-Executive. Mr. Bailey and Mr. Menendez are considered by the Board to be independent both of management and the majority shareholder. The recognised senior independent Non-Executive Director is Mr. C H Bailey. As explained in the Report on Remuneration and Related Matters on pages 41 to 45, Mr. Jara provides advisory services to the Group and is considered by the Board not to be independent. As explained below, all three Non-Executive Directors are members of the Audit Committee and Remuneration Committee.

Mr. D E Yarur was appointed to the Board as an independent Non-Executive Director on 31 March 2004.

As explained on page 87, Mr. A A Luksic and his family control the Company through their holding of the ordinary share capital. In accordance with the requirements of the United Kingdom Listing Authority, and in order to ensure that the Company operates independently of the majority shareholder and its associates, the Company entered into a Relationship Agreement on 22 January 1998. This requires, *inter alia*, that transactions with the majority shareholder or transactions which reflect a conflict of interest for the majority shareholder be at arm's length and approved by the independent Directors. For these purposes, these Directors include Mr. P J Adeane in addition to the Non-Executive Directors.

The Board meets six to eight times a year, and certain matters are reserved for its consideration. These include reviewing and approving the Group's interim and final results and dividend recommendation prior to announcement, reviewing internal controls and ensuring that the Group has sufficient resources to continue in operational existence into the foreseeable future. In addition, the board of Antofagasta Minerals S.A. (mining) and the board of the Antofagasta Railway Company plc (railway and other transport services) meet monthly to consider strategic, operational and risk management issues in detail. There is substantial overlap between membership of the Board of Antofagasta plc and these two divisional boards. Additionally, the Directors receive regular reports and forecasts to ensure that they remain properly informed about the performance and financial position of the Group throughout the year.

The Board formed a Nomination Committee in December 2003. The Nomination Committee comprises Mr. A A Luksic (Chairman), Mr. C H Bailey, Mr. G S Menendez and Mr. R F Jara, of whom, Mr. Bailey and Mr. Menendez are Independent Non-Executive Directors. The Nomination Committee is responsible for periodically reviewing the composition of the Board including the balance between Executive and Non-Executive Directors. It is also responsible for making recommendations to the Board on the appointment of new Executive and Non-Executive Directors. It meets as necessary and at least once a year. The Nomination Committee terms of reference are available on the Company's website.

Due to the small size of the Board, appointments are not expected to be frequent. In making appointments, the Board takes into account knowledge and experience of Chile, the global mining industry, capital markets and the regulatory environment.

b) Directors' Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration and the remuneration details and shareholding interests of each Director are contained in the Report of the Remuneration and Related Matters on pages 41 to 45.

c) Relations with Shareholders

The Executive Directors and senior management regularly meet with institutional shareholders and analysts in the United Kingdom, Chile and the United States. The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. In addition, production and transport volumes for the mining and railway operations are published on a quarterly basis. Copies of these results and production announcements, presentations and other press releases issued by the Company are available on its website. The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance.

d) Accountability and Audit

Statement of Directors' Responsibilities

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting policies have been followed; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the Group and the Company and hence for taking any reasonable steps for the prevention and detection of fraud and other irregularities.

Audit Committee

Mr. C H Bailey (Chairman) and Mr. G S Menendez, both of whom, as explained above, are independent Non-Executive Directors, were members of the Audit Committee throughout 2003. Mr. R F Jara was also appointed to this Committee following his appointment to the Board as a Non-Executive Director on 11 March 2003 and from this date the Audit Committee had three members. The Audit Committee meets at least twice a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising from it, as well as the reappointment of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section on internal controls below. It also reviews the financial statements and Directors' statements on internal controls and the going concern basis prior to endorsement by the Board. The Audit Committee's Terms of Reference were reviewed at the end of 2003 to take into account the changes introduced to the Combined Code which will apply in 2004, and are available on the Company's website.

Internal Controls

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to and including the date of approval of the 2003 Annual Report. This process is regularly reviewed by the Board and accords with the guidance set out in "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Report").

This process is based on a Group-wide analysis of risks and controls in conjunction with each operation which is reviewed and updated on an ongoing basis through the year. The analysis covers the assessment of financial, operational and compliance controls and risk management procedures including health, safety and environmental issues. These procedures are complemented by an internal audit programme to examine the operation of controls in key areas. As part of its normal process, the Board also conducted an overall review of the effectiveness of the Group's system of internal control covering all significant business risks.

Going Concern

The Board's statement on going concern is included in the Financial Review on page 25.

This report meets the requirements of the Directors' Remuneration Report Regulations 2002 ("the Regulations"). It also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance and Code of Best Practice ("the Combined Code") which applied during 2003 relating to directors' remuneration. During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except in relation to performance-related pay measures for all Executive Directors as noted on page 37.

The Regulations require the auditors to report to the Company's members on the "auditable part" of this report and to state whether in their opinion that part has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

Mr. C H Bailey and Mr. G S Menendez were members of the Remuneration Committee throughout 2003. Mr. R F Jara was also appointed to this Committee following his appointment to the Board on 11 March 2003. Mr. C H Bailey and Mr. G S Menendez were considered by the Board to be independent Non-Executive Directors during 2003. Mr. C H Bailey is Chairman of the Committee, which is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors and in doing so, it consults Mr. A A Luksic, the Chairman of Antofagasta plc. The Remuneration Committee's Terms of Reference were reviewed at the end of 2003 to take into account the changes introduced to the Combined Code which apply in 2004, and are available on the Company's website.

The remuneration of Non-Executive Directors is determined by the Board as a whole. No Director participates in the determination of his own remuneration.

Company Policy on Directors' Pay and Bonuses

The Company's policy is to ensure that Directors are fairly rewarded with regard to responsibilities undertaken, and considers comparable pay levels in the United Kingdom and in Chile. Corporate and individual performance are taken into account in setting pay levels for each Executive Director, and this is reviewed on an annual basis. In determining pay levels for Non-Executive Directors, the time commitment and responsibilities undertaken are taken into account.

The Board does not consider it appropriate to make regular performance-related pay awards such as bonuses to either Mr. A A Luksic or Mr. P J Adeane. One Executive Director, Mr. J-P Luksic, receives an annual bonus as Chief Executive Officer of Antofagasta Minerals S.A. based on personal and divisional targets, set by the board of that company. Any bonus is paid to Goldstream Finance Limited and is disclosed in the remuneration table on page 44.

The Group has paid Mr. R F Jara for advisory services to the Group. It has also retained Jara del Favero, a law firm of which Mr. R F Jara is a partner, to provide legal services to the Group. The Board has taken these payments into account in determining his fees as a Non-Executive Director.

No Directors currently receive pension contributions.

Service Contracts

Mr. J-P Luksic has an employment contract with Antofagasta Minerals S.A. which has a one month notice period. There is also a contract between Antofagasta Minerals S.A. and Portos Inversiones Ltda. for the provision of advisory services by Mr. R F Jara which also has a one month notice period. No other Directors have service contracts with the Company and therefore no other notice periods apply.

Share Options and Long-Term Incentive Schemes

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings, to benefit through profit-related pay or share option schemes or to participate in any long-term incentive schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	Ordinary shares of 5p each		5% Cumulative Preference shares of £1 each	
	31 December 2003	1 January 2003	31 December 2003	1 January 2003
Dolberg Finance Corporation	**100,000,000**	100,000,000	**1,882,396**	1,882,396
Lanzville Investment Establishment	**27,863,408**	27,793,408	**-**	-
A A Luksic	**346,838**	346,838	**-**	-
P J Adeane	**20,000**	20,000	**-**	-
C H Bailey	**13,000**	13,000	**-**	-

Mr. A A Luksic together with his family and other interests own Dolberg Finance Corporation and Lanzville Investment Establishment. Together with directly held interests, this represented 65.02% of the ordinary share capital of the Company at 31 December 2003.

With effect from 8 March 2004, Dolberg Finance Corporation and Lanzville Investment Establishment transferred their holdings in the Company to Metalinvest Establishment and Sandypoint Establishment respectively. Metalinvest and Sandypoint are both controlled by the E. Abaroa Foundation, which is controlled by Mr. A A Luksic. This change did not alter the overall percentage interest that Mr. A A Luksic controlled in the Company.

Between 8 March 2004 and 30 April 2004, Sandypoint Establishment bought a further 26,000 shares. This increased the overall percentage owned by Mr. A A Luksic and his family interests to 65.04% of the ordinary share capital of the Company.

Other than the interests in the table set out above, the remaining Directors had no beneficial interest in the shares of the Company during the year. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

Performance Graph

The following graph shows the Company's performance compared to the performance of the FTSE All Share Index over a five-year period, measured by total shareholder return (as defined below). The FTSE All Share Index has been selected as an appropriate benchmark as it is the most broadly based index to which the Company belongs and which relates to the London Stock Exchange, the market where the Company's ordinary shares are traded.

Total shareholder return is calculated to show a theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. Total shareholder return for the FTSE All Share Index is calculated by aggregating the returns of all individual constituents of the FTSE at the end of the five-year period.

Total Shareholder Return – Antofagasta plc vs FTSE All Share Index
Total Return Basis Index – 1 January 1999 = 100


800
700
600
500
400
300
200
100
0
1 Jan '99
31 Dec '99
31 Dec '00
31 Dec '01
31 Dec '02
31 Dec '03
Antofagasta plc
FTSE All Share Index

Source - Datastream.

Audited Information

Remuneration

The remuneration of the Directors in the year is detailed below. Amounts paid to Directors are set out below in US dollars. Amounts paid in sterling or Chilean pesos have been translated at average rates for the relevant year, which are set out in Note 1(c) to the financial statements.

Directors' Remuneration

	Base salary and fees		Bonus		Benefits		Total emoluments	
	2003	2002	2003	2002	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Chairman and Executive Directors								
Luksburg Foundation/Kimpton SA	669	585	–	–	–	–	669	585
A A Luksic	226	217	–	–	–	–	226	217
Goldstream Finance Ltd	–	–	325	300	–	–	325	300
J-P Luksic	467	434	–	–	–	–	467	434
P J Adeane	303	265	–	–	33	29	336	294
Non-Executive Directors								
C H Bailey	33	30	–	–	–	–	33	30
G S Menendez	39	39	–	–	–	–	39	39
Portos Inversiones Ltda.	178	–	–	–	–	–	178	–
R F Jara	68	–	–	–	–	–	68	–
	1,983	1,570	325	300	33	29	2,341	1,899

Remuneration for the provision of certain services by the Chairman and Mr. R F Jara (who was appointed to the Board on 11 March 2003) is paid to Luksburg Foundation (2002 – Kimpton S.A.) and Portos Inversiones Ltda. respectively. The bonus in respect of Mr. J-P Luksic is paid to Goldstream Finance Limited. These amounts are disclosed separately in the table above.

Mr. R F Jara acted as Group legal counsel until 31 December 2002 when his service contract through Portos Inversiones ended. Under this contract, Mr. Jara was entitled to a termination payment amounting to Ch$248 million (equivalent to US$358,956), which was paid during 2004. A new contract was made with Portos Inversiones in January 2003, which does not include any further compensation on termination.

During 2003, Mr. Jara was paid an amount of US$296,942 for providing advisory services to various Group companies in Chile and for Directors' fees from the Company and its subsidiaries. Of this amount, US$245,673 related to the period after his appointment to the Board and is disclosed in the table above (comprising US$178,230 to Portos Inversiones and US$67,443 directly to Mr. Jara).

In addition, the Group paid Jara del Favero, a Law firm based in Santiago, in which Mr. Jara is a partner, US$365,039 for legal work provided to the Group, and US$110,216 in respect of further advisory services provided by Mr. Jara to the Group.

Former Directors

The Company had a consultancy agreement with Asesorias Supetar Limitada for the provision of services by Mr. Vladimir Radic, a former director who resigned from the Board on 31 August 2000. During 2002, the Company paid US$93,879. The agreement ended in August 2002 and no payments were made in 2003.

Approved on behalf of the Board

C H Bailey
Chairman of the Remuneration Committee
6 May 2004

We have audited the financial statements of Antofagasta plc for the year ended 31 December 2003 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the note of historical cost profits and losses, the consolidated and parent company balance sheets, the consolidated cash flow statement, the reconciliation of net cash flow to movement in net debt and the related Notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Remuneration and Related Matters that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Report on Remuneration and Related Matters. Our responsibility is to audit the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report on Remuneration and Related Matters and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
6 May 2004

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Notes	2003 US$m	2003 US$m	2002 US$m
Turnover				
– continuing operations		1,075.8		
– acquisition		0.4		
	2		1,076.2	863.1
Operating profit				
– continuing operations		387.1		
– acquisition		0.2		
	2,3		387.3	213.9
Income from fixed asset investments			0.1	3.2
Profit on disposal of fixed asset investments			1.1	–
Net interest payable	4		(31.3)	(40.3)
Profit on ordinary activities before tax	2		357.2	176.8
Tax on profit on ordinary activities	6		(64.4)	(29.9)
Profit on ordinary activities after tax			292.8	146.9
Minority interests – equity			(112.1)	(50.1)
Profit for the financial year			180.7	96.8
Dividends				
Preference – non equity	7		(0.2)	(0.2)
Ordinary (excluding demerger dividend) – equity	7		(69.0)	(55.2)
Demerger dividend – equity	7,24		(181.5)	–
Transferred (from)/to reserves			(70.0)	41.4

		2003 cents	2002 cents
Earnings per share	9	91.5	49.0
Ordinary dividends per share – equity (excluding demerger dividend)	7	35.0	28.0

Demerger Dividend

The demerger dividend relates to the dividend in specie of shares in Andsberg Limited which took place on 1 October 2003. This dividend is recorded at the consolidated book value of the assets demerged. One Andsberg share was distributed for each ordinary share held in Antofagasta plc, and carried a redemption right until 30 October 2003 of US$1.11 per share (equivalent to 65.4134 pence). Further details relating to the demerger are given in Notes 7 and 24.

Continuing Operations and Acquisition

Turnover and operating profit are derived from continuing operations including the water concession acquired on 29 December 2003 (see Note 23). There were no discontinued operations in either year. The movement in reserves for the year is analysed in Note 8.

Earnings Per Share

There was no potential dilution of ordinary shares in either 2002 or 2003.

Notes

The notes on pages 53 to 87 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003

	Notes	2003 US$m	2002 US$m
Profit for the financial year		**180.7**	96.8
Foreign currency exchange difference on net investment	1(c)	**15.5**	(10.3)
Total gains and losses recognised during the year		**196.2**	86.5

Foreign currency exchange differences relating to share capital and share premium are included in the overall exchange movement in the consolidated statement of total recognised gains and losses.

Note of Historical Cost Profit and Losses

The results as disclosed in the consolidated profit and loss account on page 48, and for the Parent Company as disclosed in Note 8, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

At 31 December 2003

	Notes	2003 US$m	2002 US$m
Fixed assets			
Intangible assets	10	90.6	–
Tangible assets	11	1,863.2	1,830.3
Other investments	13	0.4	187.4
		1,954.2	2,017.7
Current assets			
Stocks	14	60.5	57.5
Debtors – amounts falling due after more than one year	15	29.0	4.8
Debtors – amounts falling due within one year	15	166.7	125.9
Current asset investments	18(a)	188.1	249.0
Cash at bank and in hand	18(a)	7.6	3.4
		451.9	440.6
Creditors – amounts falling due within one year			
Loans	17	(166.7)	(124.0)
Trade and other creditors	16	(94.9)	(87.5)
Dividends payable	7	(47.3)	(35.5)
		(308.9)	(247.0)
Net current assets		143.0	193.6
Total assets less current liabilities		2,097.2	2,211.3
Creditors – amounts falling due after more than one year			
Loans	17	(690.8)	(841.3)
Provisions for liabilities and charges	19	(157.4)	(95.3)
		1,249.0	1,274.7
Capital and reserves			
Called up share capital			
Preference shares – non equity	20	3.5	3.2
Ordinary shares – equity	20	17.5	15.8
		21.0	19.0
Reserves – equity			
Share premium account	8	300.4	271.7
Revaluation reserve	8	15.7	13.4
Profit and loss account	8	568.8	656.3
Shareholders' funds (including non-equity interests)	21	905.9	960.4
Minority interests – equity		343.1	314.3
		1,249.0	1,274.7

Approved by the Board and signed on its behalf on 6 May 2004.

A A Luksic
Directors
P J Adeane

The notes on pages 53 to 87 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 2003

	Notes	2003 US$m	2002 US$m
Fixed assets			
Investments in subsidiaries	*12*	662.9	586.2
Other investments	*13*	–	5.0
		662.9	591.2
Current assets			
Debtors – amounts falling due within one year	*15*	0.2	0.2
Current asset investments		88.9	91.0
Cash at bank and in hand		0.4	0.1
		89.5	91.3
Creditors – amounts falling due within one year			
Other creditors		(0.5)	(0.4)
Amounts owed to subsidiaries		(299.9)	(294.1)
Dividends payable	*7*	(47.3)	(35.5)
		(347.7)	(330.0)
Net current liabilities		(258.2)	(238.7)
Total assets less current liabilities		404.7	352.5
Capital and reserves			
Called up share capital			
Preference shares – non equity	*20*	3.5	3.2
Ordinary shares – equity	*20*	17.5	15.8
		21.0	19.0
Reserves – equity			
Share premium account	*8*	300.4	271.7
Profit and loss account	*8*	83.3	61.8
Shareholders' funds (including non-equity interests)	*21*	404.7	352.5

Approved by the Board and signed on its behalf on 6 May 2004.

A A Luksic
Directors
P J Adeane

The notes on pages 53 to 87 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Notes	2003 US$m	2002 US$m
Net cash inflow from operating activities	*22(a)*	**510.2**	350.3
Returns on investment and servicing of finance	*22(b)*	**(108.7)**	(76.7)
Taxation - overseas tax paid		**(12.9)**	(5.5)
Capital expenditure and financial investment	*22(b)*	**(78.2)**	(67.3)
Acquisitions and disposals	*22(b)*	**(195.2)**	-
Equity dividends paid		**(58.2)**	(69.8)
Cash inflow before management of liquid resources and financing		**57.0**	131.0
Management of liquid resources - net decrease/(increase) in time deposits		**52.9**	(3.1)
Financing	*22(b)*	**(111.4)**	(126.7)
Net cash (outflow)/inflow in the year		**(1.5)**	1.2

Reconciliation of Net Cash Flow to Movement in Net Debt

For the year ended 31 December 2003

	Notes	2003 US$m	2002 US$m
Net cash (outflow)/inflow in the year		**(1.5)**	1.2
Cash outflow from decrease in debt		**111.4**	96.8
Cash (inflow)/outflow from (decrease)/increase in liquid resources		**(52.9)**	3.1
Change in net debt resulting from cash flows	*22(c)*	**57.0**	101.1
Interest accrued on long-term balances		**(1.5)**	(2.3)
New leases		**(1.3)**	(2.0)
Foreign currency exchange difference on net investment		**(3.1)**	(1.0)
Movement in net debt in the year		**51.1**	95.8
Net debt at 1 January	*22(c)*	**(712.9)**	(808.7)
Net debt at 31 December	*22(c)*	**(661.8)**	(712.9)

1 Accounting Policies

a) Basis of accounting and functional currency

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and in accordance with applicable accounting standards in the United Kingdom.

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 7, dividends are paid in either US dollars or sterling.

b) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

c) Currency translation

Assets and liabilities denominated in foreign currencies are translated into US dollars at year end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each year. As explained in the Report of the Directors on page 32, the interim dividend was converted at US$1.595 = £1, and the final dividend was converted at US$1.8691 = £1.

	Year end rates		Average rates	
31.12.03	**US$1.7727 = £1;**	**US$1 = Ch$594**	**US$1.632 = £1;**	**US$1 = Ch$692**
31.12.02	US$1.6033 = £1;	US$1 = Ch$719	US$1.4995 = £1;	US$1 = Ch$689

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging overseas investments, and the restatement of results at the average rate are taken directly to the Statement of Total Recognised Gains and Losses.

d) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Any purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 "Goodwill and Intangible Assets" adopted in the 1998 financial statements, such amounts previously written off or credited to reserves were not reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

1 Accounting Policies (continued)

e) Acquisition

As explained in Note 23, the Group was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. ("ESSAN"). The concession contract was signed and control of the assets and operation assumed on 29 December 2003 by Aguas de Antofagasta S.A., a newly-created wholly-owned subsidiary of the Group. The cost of the concession includes IVA (Chilean value added tax) at 19%.

Under the concession contract, certain assets and liabilities (mainly certain specific tangible fixed assets and working capital items) were transferred to Aguas de Antofagasta by way of sale. Other assets (mainly water rights and infrastructure) were transferred by way of concession and will devolve to ESSAN at the end of the 30 year period. Aguas de Antofagasta will also be required to transfer to ESSAN any tangible fixed assets and working capital items under its ownership at the end of the 30 year concession period.

The concession has been accounted for as an acquisition at 29 December 2003 as follows:

(i) Assets and liabilities transferred by way of sale and those assets transferred by way of concession whose useful economic lives are substantially consumed within the period of the concession have been recognised based on fair values at the date of acquisition.

(ii) An asset has been recognised in respect of IVA paid on the acquisition which is expected to be recoverable in subsequent years by offset against output value added tax charged by Aguas de Antofagasta on sales to its customers.

(iii) An intangible fixed asset (a "concession right") has been recognised in respect of the right to use those assets transferred by way of concession whose useful lives extend substantially beyond the period of the concession. The concession right has been measured at the difference between the cost of acquisition of the concession and the fair values of the assets and liabilities recognised under (i) above. The concession right will be amortised on a straight-line basis over the life of the concession.

(iv) A provision for the termination of the water concession has been created for the fixed assets and working capital items under Aguas de Antofagasta's ownership to be transferred to ESSAN at the end of the concession period. The provision is based on the net present value of the estimated value of these assets and liabilities in existence at the end of the concession. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

f) Intangible fixed assets

The accounting policy for the concession right acquired during the year, is set out in note e(iii).

g) Tangible fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation of FRS 15, "Tangible Fixed Assets", at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include financing costs and the costs associated with a commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

1 **Accounting Policies** (continued)

Depreciation is provided on the following bases:

(i) Land and mining properties – mining properties including capitalised costs are depreciated in proportion to the volume of ore extracted in the year compared with total estimated reserves. Freehold land is not depreciated.

(ii) Buildings and infrastructure – straight-line basis over 10 to 25 years.

(iii) Railway track – straight-line basis over 20 to 25 years.

(iv) Wagons and rolling stock – straight-line basis over 10 to 20 years.

(v) Machinery, equipment and other assets – straight-line basis over 5 to 10 years.

(vi) Assets under construction – no depreciation until asset is available for use.

The accounting policy for tangible fixed assets recognised on acquisition of the concession right during the year is set out in e(i).

h) Investments

Investments are stated at cost unless, in the opinion of the Directors, there has been a permanent impairment in value. Income from investments is recognised on a dividends received basis.

i) Turnover

Turnover represents the value of goods and services supplied during the year. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing of sales at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Sales which remain open to final pricing at the year-end, are valued in aggregate at the lower of provisional invoice prices and mark-to-market forward prices at the balance sheet date. Sales are subsequently adjusted for final pricing settlement when closed out the following year.

j) Exploration expenditure

Exploration is expensed in the year in which it is incurred. When a decision is taken that a mining project is capable of production (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. As explained in (g) above, capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

k) Stocks

Stocks are included at the lower of cost or net realisable value. The replacement cost of stocks is not considered to be materially in excess of book value.

l) Pensions

The Group makes payments into private pension plans for a limited number of employees. These pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

1 Accounting Policies (continued)

m) Provision for severance indemnities

Provision is made for severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life, based on the net present value of estimated future costs. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

n) Provision for decommissioning and site rehabilitation costs

Provision is made for decommissioning and site rehabilitation costs in the accounting period when the related environmental impact occurs, based on the net present value of estimated future costs to rectify the environmental impact. Where an obligation is incurred in the course of acquiring or constructing tangible fixed assets, the discounted amount of the provision is capitalised and depreciated over the life of that asset. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

o) Provision for termination of water concession

The accounting policy for the provision for the termination of the water concession acquired during the year is set out in e(iv).

p) Deferred tax

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current legislation. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

q) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

r) Leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account in proportion to the amounts outstanding.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

1 Accounting Policies (continued)

s) Derivative financial instruments

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

(i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

(ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transaction when the hedged transactions occurs. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 Segmental Information

a) Turnover by geographical destination

	2003 US$m	2002 US$m
UK	10.5	14.0
Rest of Europe	312.9	241.8
Chile	149.4	120.7
Rest of Latin America	53.9	61.2
North America	59.4	50.8
Asia Pacific/other	490.1	374.6
	1,076.2	863.1

b) Turnover by operation

	2003 US$m	2002 US$m
Los Pelambres	737.2	576.7
El Tesoro	167.2	132.8
Michilla	95.6	83.2
Mining	1,000.0	792.7
Railway and other transport services	75.8	70.4
Water concession (acquisition)	0.4	-
	1,076.2	863.1

Operations are based wholly in Latin America.

2 Segmental Information (continued)

b) Turnover by operation (continued)

Notes to turnover by operation

i) Inter-segmental sales

Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$5.2 million (2002 - US$4.9 million).

ii) Los Pelambres turnover by type of metal

Los Pelambres produces and sells molybdenum concentrate. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal at Los Pelambres is analysed below. El Tesoro and Michilla do not have by-products from their copper cathode operations.

	2003 US$m	2002 US$m
Copper	**620.5**	499.3
Molybdenum	**105.4**	65.3
Gold and silver	**11.3**	12.1
	737.2	576.7

iii) Water concession (acquisition)

Turnover from the water concession represents three days of operations from 29 December to 31 December 2003 (see Note 23).

iv) Provisional pricing

Copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2003 included positive adjustments to sales of concentrates open at 31 December 2002 totalling US$8.8 million. Revenues in the year to 31 December 2002 included positive adjustments to sales of concentrates open at 31 December 2001 totalling US$10.5 million.

At 31 December 2003, copper sales totalling 80,900 tonnes remained to be finally priced, and were recorded at that date at an average price of 91.6 cents. At 31 December 2002, copper sales totalling 87,800 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.5 cents.

v) Commodity hedging

Details of commodity hedging and the impact on turnover are given in Note 18(c).

2 Segmental Information (continued)

c) Earnings before interest, tax, depreciation and amortisation (EBITDA) by operation

	2003 US$m	2002 US$m
Los Pelambres	402.9	256.2
El Tesoro	78.8	58.9
Michilla	14.0	13.6
Exploration	(3.5)	(2.8)
Corporate and other items	(11.0)	(8.2)
Mining	481.2	317.7
Railway and other transport services	42.9	32.0
Water concession (acquisition)	0.2	-
	524.3	349.7

EBITDA is calculated by adding back depreciation, amortisation and the non-exceptional loss on disposal of fixed assets (see Note 2(d)) to operating profit (see Note 2(e)).

d) Depreciation and amortisation by operation

	2003 US$m	2002 US$m
Los Pelambres	89.6	84.9
El Tesoro	20.2	19.8
Michilla	17.5	16.8
Corporate and other items	0.6	1.0
Mining	127.9	122.5
Railway and other transport services	8.9	6.2
Water concession (acquisition)	-	-
Total depreciation and amortisation	136.8	128.7
Loss on disposal of fixed assets included in operating profit	0.2	7.1
	137.0	135.8

2 Segmental Information (continued)

e) Operating profit/(loss) by operation and profit before tax

	2003 US$m	2002 US$m
Los Pelambres	313.3	165.9
El Tesoro	58.5	36.4
Michilla	(3.6)	(3.4)
Exploration	(3.5)	(2.8)
Corporate and other items	(11.6)	(8.0)
Mining	353.1	188.1
Railway and other transport services	34.0	25.8
Water concession (acquisition)	0.2	-
Operating profit	387.3	213.9
Income from fixed asset investments	0.1	3.2
Profit on disposal of fixed asset investments	1.1	-
Net interest payable	(31.3)	(40.3)
Profit before tax	357.2	176.8

Operations are wholly based in Latin America.

f) Capital expenditure by operation

	2003 US$m	2002 US$m
Los Pelambres	62.4	43.8
El Tesoro	9.6	7.5
Michilla	10.8	6.9
Corporate and other items	0.2	0.1
Mining	83.0	58.3
Railway and other transport services	9.9	6.1
	92.9	64.4

Capital expenditure represents purchase of tangible fixed assets stated on an accruals basis (see Note 11) and therefore may differ from the amount included in the cash flow statement (see Note 22(b)) which represents actual cash paid in the year.

2 Segmental Information (continued)

g) Net assets by operation

	2003 US$m	2002 US$m
Los Pelambres	**1,240.1**	1,297.3
El Tesoro	**337.1**	354.6
Michilla	**75.1**	84.1
Corporate and other items	**2.1**	7.2
Mining	**1,654.4**	1,743.2
Railway and other transport services	**107.8**	92.5
Water concession (acquisition)	**195.5**	-
Operating net assets	**1,957.7**	1,835.7
Fixed asset investments	**0.4**	187.4
Net debt	**(661.8)**	(712.9)
Unallocated liabilities - Group dividend	**(47.3)**	(35.5)
Net assets	**1,249.0**	1,274.7

Net assets are stated before deducting minority interests, and are based principally in Latin America.

3 Operating Profit

	2003 US$m	2002 US$m
Turnover	**1,076.2**	863.1
Cost of sales	**(588.4)**	(558.2)
Gross profit	**487.8**	304.9
Administrative expenses	**(88.6)**	(82.2)
Provisions for decommissioning and site rehabilitation costs (Note 19)	**(1.1)**	(1.2)
Severance charges (Note 19)	**(2.7)**	(1.9)
Exploration costs	**(3.5)**	(2.8)
Other net operating expenses	**(4.6)**	(2.9)
Operating profit	**387.3**	213.9

Depreciation charges in 2003 amounted to US$136.8 million (2002 - US$128.7million). Of this amount, US$133.4 million (2002 - US$125.7 million) is included in cost of sales and US$3.4 million (2002 - US$ 3.0 million) is included in administrative expenses.

The figures for 2003 include the following amounts relating to the acquisition of the water concession for the period from 29 December to 31 December 2003:

	2003 US$m
Turnover	**0.4**
Cost of sales	**(0.2)**
Gross profit and operating profit	**0.2**

Administrative expenses, provisions, severance charges, depreciation and amortisation and other operating expenses relating to the acquisition were less than US$0.1 million.

4 Profit on Ordinary Activities Before Tax

		2003 US$m	2002 US$m
Profit on ordinary activities before tax is stated after crediting/(charging):			
Interest receivable		**4.6**	6.4
Interest payable			
- loans wholly repayable within five years		**(1.6)**	(0.1)
- loans wholly or partly repayable after five years		**(29.8)**	(44.5)
- finance leases		**(1.3)**	(2.1)
- release of discount relating to provisions (Note 19)		**(1.1)**	0.1
Foreign exchange		**(2.1)**	(0.1)
Net interest payable		**(31.3)**	(40.3)
Depreciation	- owned assets	**(135.3)**	(127.4)
	- finance leases	**(1.5)**	(1.3)
Loss on disposal of tangible fixed assets		**0.2**	7.1
Profit on disposal of fixed asset investments		**1.1**	-
Operating lease rentals	- plant and machinery	**29.0**	24.2
	- other	**0.5**	0.4
Auditors' remuneration	- Group audit fees	**(0.3)**	(0.2)
	- Company audit fees	**(0.1)**	(0.1)
	- Group non-audit fees	**(0.1)**	-
Wages and salaries		**(55.3)**	(49.7)
Social security costs		**(1.3)**	(1.3)

Pension contributions by the Group to defined contribution schemes amounted to less than US$0.1 million in both 2002 and 2003.

The average number of employees by location and class of business during the year was:

	2003 Number	2002 Number
Latin America		
- Mining	**1,268**	1,230
- Railway and other transport services	**1,186**	1,114
	2,454	2,344
United Kingdom		
- Administration	**4**	4
Total	**2,458**	2,348

The average employee numbers do not include Aguas de Antofagasta as it acquired the water concession from ESSAN on 29 December 2003. ESSAN had an average number of 241 employees during the year prior to the transfer of the water concession.

5 Directors' Remuneration

	2003 US$m	2002 US$m
Fees	1.1	1.0
Salaries and other remuneration	1.2	0.9
	2.3	1.9

Further details of the remuneration of the Directors are given in the Report on Remuneration and Related Matters on pages 44 and 45.

6 Tax on Profit on Ordinary Activities

a) Analysis of tax charge for the year

The Company and all its subsidiaries are resident outside the United Kingdom and accordingly the Group is not subject to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 16.5% (2002 - 16%), with further tax of 18.5% (2002 - 19%) payable on profits distributed outside Chile. Legislative changes at the end of 2001 increased the statutory tax rate progressively to 17% in 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. The Group tax charge for the year comprises current and deferred tax as set out below.

	2003 US$m	2002 US$m
Chilean corporation tax on profits for the year	9.6	3.2
Other overseas corporation tax on profits for the year	-	-
Current tax charge for the year	9.6	3.2
Deferred tax charge for the year - origination and reversal of timing differences	54.8	26.7
Tax charge for the year	64.4	29.9

b) Analysis of deferred tax provision at the end of the year

The deferred tax provision at the end of the year is analysed below between its main components. The movement in the deferred tax provision during the year is analysed in Note 19 together with provisions for other liabilities and charges.

No deferred tax has been provided on gains recognised on the revaluation of freehold land and railway track as it is not envisaged that any tax will be payable in the foreseeable future. If these assets were sold at their revalued amounts, additional tax of US$2.6 million (2002 - US$2.1 million) could become payable. Further details of the revaluation are given in Note 11.

No deferred tax is recognised on the unremitted earnings of Chilean and other overseas subsidiaries, except to the extent that it is expected that any tax will become payable in the foreseeable future, as such earnings are retained for current or future reinvestment.

6 Tax on Profit on Ordinary Activities (continued)

b) Analysis of deferred tax provision at the end of the year (continued)

	2003 US$m	2002 US$m
Accelerated capital allowances	**144.4**	140.2
Provision for future withholding taxes	**1.1**	-
Timing differences on decommissioning, site rehabilitation and severance provisions	**(1.3)**	(2.0)
Short-term timing differences	**(2.7)**	(2.0)
Tax losses carried forward	**(8.8)**	(59.0)
Deferred tax provision at the end of the year	**132.7**	77.2

Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a mining project, and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors have resulted in a large deferred tax liability where these initial costs have been deducted for tax purposes as capital allowances but have not yet been wholly depreciated through the accounts. This should result in a higher tax cost in the future as capital allowances will be less than the financial depreciation expense.

The pre-operational reliefs and accelerated capital allowances also resulted in significant tax losses that have been carried forward for offset against subsequent taxable profits. These are reflected in the net deferred tax liability at the beginning and end of the year. A significant proportion of these losses has been utilised in the current year, which is the principal reason for the increased net deferred tax liability.

c) Principal factors affecting the current tax charge for the year

	2003		2002	
	US$m	US$m	US$m	US$m
Profit on ordinary activities before tax		**357.2**		176.8
Profit on ordinary activities multiplied by the standard rate of corporation tax in Chile of 16.5% (2002 - 16%)		**58.9**		28.3
Capital allowances in the year in excess of depreciation	**(3.5)**		(14.0)	
Provision for future withholding taxes	**(1.1)**		-	
Other timing differences reflected in deferred tax charge	**-**		2.8	
Reduction in offsetting tax losses	**(50.2)**		(15.5)	
Factors reflected in deferred tax charge for the year		**(54.8)**		(26.7)
Increase in future tax rates on deferred tax	**1.7**		1.6	
Impact of tax losses absorbed in period	**(3.0)**		-	
Effect of provision for future withholding taxes	**1.1**		-	
Factors causing the deferred tax charge to differ from the theoretical rate		**(0.2)**		1.6
Withholding taxes paid in the year	**7.5**		-	
Effect of exchange differences in local currency accounts	**(2.8)**		0.4	
Dividend income from other fixed asset investments not subject to further tax on receipt	**-**		(0.5)	
Other differences (principally net losses in the year not subject to relief or offset)	**1.0**		0.1	
Factors causing the current tax charge to differ from the theoretical rate		**5.7**		-
Current tax charge for the year		**9.6**		3.2

7 Dividends

	2003 cents per share	2003 US$m	2002 cents per share	2002 US$m
Ordinary dividends – equity				
Interim paid	11	21.7	10	19.7
Final proposed	24	47.3	18	35.5
	35	69.0	28	55.2
Demerger dividend – equity		181.5		–
		250.5		55.2
Preference dividends – non-equity		0.2		0.2

Ordinary dividends

Ordinary dividends are paid in either sterling or US dollars. Further details are given in the Report of the Directors on page 32.

Demerger dividend

The demerger dividend relates to the dividend in specie of shares in Andsberg Limited which took place on 1 October 2003. One Andsberg share was distributed for each ordinary share held in Antofagasta plc, and carried a redemption right until 30 October 2003 of US$1.11 per share.

The demerger dividend is recorded in the consolidated financial statements at the consolidated book value of the assets demerged. The demerger dividend is recorded in the parent company financial statements at US$16.0 million, based on the terms of the shareholder resolution passed on 1 October 2003 and represents the book value of the Company's investment in Andsberg Limited at that date.

Further details relating to the demerger and the funding of the redemption right are given in Note 24.

Preference dividends

Preference dividends are paid in sterling at the rate of 5 pence per £1 preference share.

8 Reserves

Group	*Note*	Share premium account US$m	Revaluation reserve US$m	Profit and loss account US$m	Total US$m
1 January 2003		271.7	13.4	656.3	941.4
Amount transferred from reserves		–	–	(70.0)	(70.0)
Revaluation surplus realised		–	(0.4)	0.4	–
Foreign currency exchange difference on net investment	1(c)	28.7	2.7	(17.9)	13.5
31 December 2003		**300.4**	**15.7**	**568.8**	**884.9**

8 Reserves (continued)

Under the transitional arrangements permitted by FRS 10 "Goodwill and Intangible Assets", purchased goodwill eliminated against the profit and loss account and negative goodwill credited to capital reserve prior to the implementation of that standard in 1998 were not reinstated, but will be charged or credited to the profit and loss account on disposal of the business to which such goodwill relates. The cumulative amount of positive and negative goodwill written off, net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 2003, is US$7.7 million (2002 - US$7.7 million).

Company	Share premium account US$m	Profit and loss account US$m	Total US$m
1 January 2003	271.7	61.8	333.5
Amount transferred to reserves	-	7.9	7.9
Foreign currency exchange difference on net investment	28.7	13.6	42.3
31 December 2003	**300.4**	**83.3**	**383.7**

A profit of US$93.1 million (2002 - US$50.0 million) before dividends of US$85.2 million (2002 - US$55.4 million) has been dealt with in the profit and loss account of the Parent Company. The dividends in 2003 relate to ordinary dividends of US$69.0 million (2002 - US$55.2 million), the demerger dividend of US$16.0 million (2002 - nil) and preference dividends of US$0.2 million (2002 - US$0.2 million).

The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

9 Earnings Per Share

Earnings per share is calculated on profit after tax, minority interests and preference dividends giving earnings of US$180.5 million (2002 - US$96.6 million) and based on 197,171,339 ordinary shares in issue throughout both years. There was no potential dilution of ordinary shares in either 2002 or 2003.

10 Intangible Fixed Assets

Group	Concession right US$m
Cost and Net Book Value	
1 January 2003	-
Acquisition (Note 23)	87.9
Foreign currency exchange difference	2.7
31 December 2003	**90.6**

The intangible asset relates to the 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile acquired on 29 December 2003. The acquisition is set out in Note 23. Amortisation of the concession right in the period from 29 December to 31 December 2003 amounted to less than US$0.1 million and therefore cost does not differ materially from net book value.

11 Tangible Fixed Assets

Group	Land and mining property US$m	Buildings and infra-structure US$m	Railway track US$m	Wagons and rolling stock US$m	Machinery equipment and others US$m	Assets under con-struction US$m	Total US$m
Cost or valuation							
1 January 2003	440.1	962.7	29.0	60.8	764.4	48.0	2,305.0
Acquisition	-	64.0	-	-	3.1	1.2	68.3
Additions	-	0.6	0.5	2.9	12.4	76.5	92.9
Reclassifications	1.3	21.6	-	0.1	43.2	(66.2)	-
Disposals	-	(1.0)	-	(3.7)	(5.5)	(1.8)	(12.0)
Foreign currency exchange difference	0.7	0.1	0.4	1.4	10.3	-	12.9
31 December 2003	**442.1**	**1,048.0**	**29.9**	**61.5**	**827.9**	**57.7**	**2,467.1**
Depreciation							
1 January 2003	(52.3)	(152.2)	(3.0)	(24.3)	(242.9)	-	(474.7)
Charge for the year	(22.7)	(45.0)	(1.0)	(4.9)	(63.2)	-	(136.8)
Disposals	-	0.2	-	2.2	4.4	-	6.8
Foreign currency exchange difference	-	0.1	-	0.7	-	-	0.8
31 December 2003	**(75.0)**	**(196.9)**	**(4.0)**	**(26.3)**	**(301.7)**	**-**	**(603.9)**
Net book value							
31 December 2003	**367.1**	**851.1**	**25.9**	**35.2**	**526.2**	**57.7**	**1,863.2**
31 December 2002	387.8	810.5	26.0	36.5	521.5	48.0	1,830.3

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued in December 1985. On the implementation of FRS 15 "Tangible Fixed Assets" in 1999, the Group elected to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward. The net book value of the revalued track at the year-end was US$11.3 million (2002 - US$9.7 million).

The freehold land in Antofagasta was also valued in 1985 at its market value in Chilean pesos, at the equivalent of US$4.8 million (2002 - US$4.0 million) based on year-end exchange rates. This also represents the net book value of the revalued land at the end of each respective year.

11 Tangible Fixed Assets (continued)

The historical cost and related depreciation of total land and mining property and railway track are as follows:

		2003 US$m	2002 US$m
Land and mining property	– cost	**437.7**	436.5
	– accumulated depreciation	**(75.0)**	(52.3)
	– net book value	**362.7**	384.2
Railway track	– cost	**17.7**	18.9
	– accumulated depreciation	**(3.1)**	(2.6)
	– net book value	**14.6**	16.3

The net book value of assets held under finance leases at 31 December 2003 was US$17.6 million; (2002 – US$17.7 million) and depreciation charged in the year was US$1.5 million (2002 – US$1.3 million).

The net book value of assets under concession at 31 December 2003 was US$27.7 million (2002 – nil).

12 Investment in Subsidiaries

	Company 2003 US$m	Company 2002 US$m
Shares in subsidiaries at cost	**57.6**	73.6
Amounts owed by subsidiaries	**605.3**	512.6
	662.9	586.2

	Shares US$m	Loans US$m	Total US$m
1 January 2003	73.6	512.6	586.2
Loans repaid	–	(50.5)	(50.5)
Loans made	–	100.6	100.6
Demerger (see Notes 7 and 24)	(16.0)	–	(16.0)
Capitalised costs expensed on demerger	–	(4.1)	(4.1)
Foreign currency exchange difference	–	46.7	46.7
31 December 2003	**57.6**	**605.3**	**662.9**

12 Investment in Subsidiaries (continued)

Principal subsidiary undertakings (included in consolidation):

	Country of incorporation	Country of operations	Nature of business	Effective share-holdings	Voting rights
Direct subsidiaries of Parent Company					
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%	100%
Indirect subsidiaries					
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Tesoro	Chile	Chile	Mining	61%	61%
Minera Los Pelambres	Chile	Chile	Mining	60%	60%
Aguas de Antofagasta S.A.	Chile	Chile	Water distribution	100%	100%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%	50%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

13 Investments

Joint venture agreement

The Group has a joint venture agreement, entered into during 2002, with Companhia Vale do Rio Doce ("CVRD") of Brazil, with the objective of developing mineral exploration activities in a defined area of interest in Southern Peru. Under the joint venture agreement, the Group transferred its mining rights in the area of interest into Cordillera de Las Minas S.A. CVRD committed to invest US$6.7 million over a three-year period in mineral exploration in the area of interest, and in exchange the Group granted CVRD an option to increase its interest to 50% by completing the agreed investment. The joint venture agreement also provides for equal participation by the Group and CVRD in its management and operation.

As explained in Note 1(j), the Group's policy is to expense and not capitalise exploration as incurred, and therefore the contribution of mining properties under the joint venture agreement by the Group, the contribution of funds by CVRD and subsequent exploration expenditure under the joint venture agreement has no effect on the Group's profit and loss, cash flows or balance sheet.

13 Investments (continued)

Other investments

The carrying value of investments may be analysed as follows:

	Group US$m	Company US$m
1 January 2003	187.4	5.0
Additions	1.3	-
Disposals	(8.3)	(5.0)
Foreign currency exchange difference	0.1	-
Demerger (see Notes 7 and 24)	(180.1)	-
31 December 2003	0.4	-

During the year, the Group demerged its 33.6% interest in Quiñenco S.A. through the dividend in specie of shares in Andsberg Limited. Further details are given in Notes 7 and 24.

During the year, the Group also sold substantially all of its shares in Banco de Chile S.A., a subsidiary of Quiñenco. At 1 January 2003, the Group had 68.3 million shares in Banco de Chile (representing less than 0.1% of its issued share capital), with a book value of US$1.7 million and a market value of US$1.8 million. During the year, the Group acquired a further 16.7 million shares and sold 82.1 million shares. The profit on disposal amounted to US$0.9 million. The remaining shares have a book value of less than US$0.1 million and a market value of US$0.2 million and represent less than 0.01% of Banco de Chile's issued share capital.

Proceeds on all investments sold during the year amounted to US$9.4 million resulting in a profit on disposal of US$1.1 million (including the profit of US$0.9 million on the sale of Banco de Chile shares).

Market values of listed investments

The above investments include quoted investments with a total book value of US$0.4 million (2002 - US$187.2 million) which are listed on recognised stock exchanges as follows:

Group **Cost**	2003 US$m	2002 US$m
Listed - in UK	-	0.4
- overseas	0.4	186.8
	0.4	187.2

Group **Market value**	2003 US$m	2002 US$m
Listed - in UK	-	0.2
- overseas	0.5	178.7
	0.5	178.9

At 31 December 2003 the Company did not have any other investments. At 31 December 2002, other investments held by the Company of US$5.0 million were all listed on recognised overseas stock exchanges with a market value of US$2.7 million.

14 Stocks

	Group 2003 US$m	Group 2002 US$m
Raw materials and consumables	**30.3**	29.6
Work in progress	**22.6**	18.0
Finished goods	**7.6**	9.9
	60.5	57.5

15 Debtors

	Group 2003 US$m	Group 2002 US$m	Company 2003 US$m	Company 2002 US$m
Amounts falling due after more than one year				
Trade debtors	**0.8**	0.1	**-**	-
Other debtors	**28.2**	4.7	**-**	-
	29.0	4.8	**-**	-
Amounts falling due within one year				
Trade debtors	**124.7**	96.4	**-**	-
Other debtors	**33.9**	27.1	**0.2**	0.2
Overseas corporation tax recoverable	**8.1**	2.4	**-**	-
	166.7	125.9	**0.2**	0.2
Total debtors (long-term and short-term)	**195.7**	130.7	**0.2**	0.2

Other debtors at 31 December 2003 include IVA (Chilean value added tax) of US$31.4 million relating to the acquisition of the water concession (see Note 23). Of this amount, US$7.1 million is expected to be recovered within one year and US$24.3 million is expected to be recovered after more than one year (2002 - nil).

16 Trade and Other Creditors

Amounts falling due within one year

	Group 2003 US$m	Group 2002 US$m
Trade creditors	**30.6**	25.6
Other creditors and accruals	**63.8**	61.6
Overseas corporation tax payable	**0.5**	0.3
	94.9	87.5

Other creditors of the Company were US$0.5 million (2002 - US$0.4 million) and related to sundry accruals.

17 Loans

		Currency	Floating rate US$m	Fixed rate US$m	Interest free US$m	**Total 2003 US$m**	Total 2002 US$m
a)	Los Pelambres						
	Project loans	US$	444.9	150.0	-	**594.9**	704.0
	Short-term working capital loan	US$	14.0	-	-	**14.0**	-
	Other loans	US$	23.9	-	-	**23.9**	28.7
b)	El Tesoro						
	Project loans	US$	113.1	40.7	-	**153.8**	181.3
	Subordinated debt	US$	18.7	-	-	**18.7**	24.3
	Finance leases	US$	14.2	-	-	**14.2**	16.4
c)	Michilla						
	Finance leases	US$	-	2.2	-	**2.2**	2.0
d)	Railway and other transport services						
	Loans	US$	5.0	0.4	0.6	**6.0**	5.6
	Loans	Euro	-	3.0	-	**3.0**	3.0
e)	Corporate	US$	26.8	-	-	**26.8**	-
			660.6	196.3	0.6	**857.5**	965.3

The total loans in 2002 of US$965.3 million comprised floating rate loans of US$761.9 million, fixed rate loans of US$203.0 million and interest free loans of US$0.4 million.

a) Project loans are secured on the assets of Los Pelambres. These borrowings are repayable in semi-annual instalments with between six to eight years remaining at 31 December 2003 and carry interest at approximately Libor six-month rate plus 1%. At 31 December 2003, Los Pelambres had outstanding zero cost collars amounting to US$150.0 million, which has the effect of converting part of the project loans to fixed rate. The zero cost collars have a weighted average floor of 5.03% and a weighted average cap of 5.99%, and a weighted average remaining duration of 2.2 years.

Short-term working capital loans were taken out in December 2003 with an average duration of 1.5 months and carried interest at a weighted average of Libor plus 1.5%. These loans were repaid in January 2004.

Other loans represent a bank loan taken during 2002 to refinance the earlier purchase of a power line at Los Pelambres. The loan is unsecured and the balance at 31 December 2003 is repayable in semi-annual instalments over 4.5 remaining years and carries interest at Libor six-month rate plus 0.875%.

b) Project loans are secured on the assets of El Tesoro. The balance of US$153.8 million at 31 December 2003 represents outstanding loans of US$156.6 million (2002 – US$184.7 million) less deferred finance costs of US$2.8 million (2002 – US$3.4 million). The balance at 31 December 2003 is repayable in unequal semi-annual instalments over 6.5 remaining years.

17 Loans (continued)

b) (continued)

US$24.7 million of the project loans has been fixed for a remaining period of 1.1 years at a rate of 5.56% plus a margin of approximately 2%. The balance of US$131.9 million carries interest at approximately Libor six month rate plus approximately 2.0%. At 31 December 2003, El Tesoro also had outstanding zero cost collars amounting to US$16.0 million, which has the effect of converting part of this balance to fixed rate. The zero cost collars have a floor of 4.83% and a cap of 6.00%.

Subordinated debt represents funding by minority shareholders on which an interest rate of Libor plus 3.25% is payable. Amounts are repayable only when surplus cash funds are generated by El Tesoro. Funding provided by the Group by way of subordinated debt to El Tesoro has been eliminated on consolidation.

The finance leases of US$14.2 million include a lease of US$13.8 million for the purchase of a power line. This lease carries interest at three-month Libor plus 1.25% and is repayable in monthly instalments over 5.5 remaining years. The other finance lease of US$0.4 million has a variable interest rate of three-month Libor plus 2.0% and is repayable over one remaining year.

c) Finance leases of US$2.2 million carry an average fixed rate of 5.5%. The leases are principally repayable over a weighted average 3.1 remaining years.

US dollar loans include advances from customers of US$5.6 million for capital expenditure. An interest rate of Libor plus 1.5% is payable on US$5.0 million of the loans and the remaining advances are free of interest. In addition there are other loans totalling US$0.4 million on which a fixed interest rate of 17.2% is payable.

Euro-denominated loans of US$3.0 million have a fixed interest rate of 2% and are repayable over 5 years.

d) Corporate loans of US$26.8 million are secured on Group deposits. The balance represents a loan of US$27.0 million less deferred financing costs of US$0.2 million. The loan has a six month duration and carries interest at Libor plus 0.025%.

Maturity of borrowings

		Group 2003 US$m	Group 2002 US$m
Repayable			
In less than one year	– loans	**163.8**	120.8
	– finance leases	**2.9**	3.2
Loans due within one year		**166.7**	124.0
Between one and two years	– loans	**125.4**	129.0
	– finance leases	**2.5**	2.5
Between two and five years	– loans	**339.2**	361.9
	– finance leases	**6.5**	5.9
Over five years	– loans	**212.7**	335.2
	– finance leases	**4.5**	6.8
Loans due after more than one year		**690.8**	841.3
Total loans		**857.5**	965.3

17 Loans (continued)

Borrowing facilities

The undrawn committed facilities available at 31 December 2003 in respect of which all conditions precedent had been met at that date, were as follows:

	2003 US$m	2002 US$m
a) Expiring in one year or less	**143.9**	99.2
b) Expiring in more than one but not more than two years	**20.9**	-
c) Expiring in more than two years	**6.0**	-
	170.8	99.2

The available borrowing facilities comprise general working capital facilities at the Group's operating subsidiaries all of which were undrawn at 31 December 2003. Of these facilities, US$148.2 million is denominated in US dollars, US$20.8 million in Unidades de Fomentos (i.e. inflation-linked Chilean pesos) and US$1.8 million in Chilean pesos.

18 Financial Instruments and Risk Management

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, foreign currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors arise directly from the Group's operations. An explanation of the Group's treasury and risk management policies is provided in the Financial Review on page 25.

The disclosures (except for the disclosures in (f) relating to foreign currency exposures) below exclude short-term debtors and creditors other than short-term borrowings.

The Board believes that the year-end figures shown in the following disclosures reflect the objectives, policies and strategies on the use of financial instruments.

a) Financial assets

	2003 US$m	2002 US$m
US dollar	**176.6**	426.8
Chilean peso	**44.2**	13.7
Sterling	**0.5**	0.4
Bolivianos	**3.8**	1.6
Euros	**–**	2.1
	225.1	444.6

18 Financial Instruments and Risk Management (continued)

a) Financial assets (continued)

The financial assets of the Group comprise:

	2003 US$m	2002 US$m
Other investments	**0.4**	187.4
Current asset investments	**188.1**	249.0
Cash at bank and in hand	**7.6**	3.4
Debtors due after one year	**29.0**	4.8
	225.1	444.6

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of three months or less. Cash at bank and in hand relate mainly to deposits repayable on demand. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates. There were no fixed rate financial assets at the end of 2002 or 2003.

b) Financial liabilities

Financial liabilities at 31 December 2003 relate to the Group's borrowings (set out in Note 17), severance indemnities (set out in Note 19) and preference shares (set out in Note 20).

The weighted average interest rate of fixed-rate financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest free liabilities Years
US dollar	5.47	3	1

c) Commodity price hedging

At 31 December 2002, the Group had hedged 10,200 tonnes of copper production using min/max options with a weighted average floor and ceiling of 72.0 cents and 75.5 cents respectively and an average duration of one month. The unrealised mark-to-market gain at that date was less than US$0.1 million and this gain was realised in 2003.

The Group entered into further commodity instruments during 2003 and turnover for the year included losses of US$11.1 million relating to commodity hedging (including the recognition of the unrealised gain of less than US$0.1 million at 31 December 2002).

18 Financial Instruments and Risk Management (continued)

c) Commodity price hedging (continued)

At 31 December 2003, the Group had hedged 3,000 tonnes of copper production using futures with a weighted average price of 80.1 cents per pound and an average outstanding duration of one month. The Group had hedged 7,500 tonnes of production using min/max options with a weighted average floor and ceiling of 80.0 cents and 85.1 cents respectively and an average outstanding duration of two months. The unrealised mark-to-market loss at that date was US$2.1 million. The actual losses recognised in respect of these hedges in the first three months of 2004 amounted to US$9.3 million, due to the improvement in copper prices since the year end.

No further hedges were entered into between 31 December 2003 and the date of this report.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings are subject to variable interest rates as explained in Note 17 and details of fixed and floating rate loans and applicable interest rates are given in Notes 17(a) to (d).

At 1 January 2003, the Group had zero cost collars for US$168.8 million, and the unrealised mark-to-market loss at that date was US$12.2 million.

During the year, interest costs included US$6.6 million relating to the losses recognised in the year relating to the zero cost collars.

At 31 December 2003, the Group had zero cost collars outstanding for US$166 million, and the unrealised mark-to-market loss was US$9.4 million, of which US$5.0 million is expected to be realised in 2004. Details of the duration and rates of these collars are given in Notes 17(a) and (b).

e) Forward exchange contracts

The Group periodically enters into forward foreign exchange contracts to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year.

At 1 January 2003, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$1 million and a weighted average outstanding duration of three months. The unrealised mark-to-market loss at 31 December 2002 was less than US$0.1 million and this loss was realised in 2003.

At 31 December 2003, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$100.0 million and a weighted average outstanding duration of less than one month. The unrealised mark-to-market loss at 31 December 2003 was US$0.4 million and this loss has been realised in 2004.

f) Foreign currency exposures

The table below shows the Group's foreign currency exposures at 31 December 2003. These exposures comprise monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved and give rise to the net currency gains and losses recognised in the profit and loss account. These exposures exclude intercompany balances which are eliminated on consolidation.

18 Financial Instruments and Risk Management (continued)

f) Foreign currency exposures (continued)

Net foreign currency monetary assets/(liabilities)

	2003 US Dollar US$m	2003 Chilean Peso US$m	2003 Total US$m	2002 US Dollar US$m	2002 Chilean Peso US$m	2002 Total US$m
Functional currency of Group operation						
US Dollar	-	(7.4)	(7.4)	-	1.7	1.7
Chilean Peso	(2.6)	-	(2.6)	-	-	-

g) Fair value of financial instruments

The fair values of financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings. The fair value of the Group's financial instruments is as follows:

	Book value 2003 US$m	Fair value 2003 US$m	Book value 2002 US$m	Fair value 2002 US$m
Financial assets				
Other investments	0.4	0.4	187.4	179.1
Current asset investments and cash at bank and in hand	195.7	195.7	252.4	252.4
Debtors due after one year	29.0	29.0	4.8	4.8
	225.1	225.1	444.6	436.3
Financial liabilities				
Short-term loans	(166.7)	(172.6)	(124.0)	(129.8)
Long-term loans	(690.8)	(695.3)	(841.3)	(849.4)
Preference shares	(3.5)	(2.3)	(3.2)	(1.8)
Severance indemnities provision	(15.7)	(15.7)	(10.6)	(10.6)
	(876.7)	(885.9)	(979.1)	(991.6)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

h) Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

19 Provisions for Liabilities and Charges

	Termination of water concession US$m	Decomm-issionings and site rehab-ilitation US$m	Severence indemnities US$m	Deferred tax US$m	Total US$m
At 1 January 2003	–	(7.5)	(10.6)	(77.2)	(95.3)
Acquisition	(0.1)	–	(1.7)	–	(1.8)
Charge to operating profit in year	–	(1.1)	(2.7)	–	(3.8)
Release of discount to net interest in year	–	(0.3)	(0.8)	–	(1.1)
Charge to tax on profit in year	–	–	–	(54.8)	(54.8)
Utilised in year	–	–	1.2	–	1.2
Foreign currency exchange difference	–	–	(1.1)	(0.7)	(1.8)
At 31 December 2003	**(0.1)**	**(8.9)**	**(15.7)**	**(132.7)**	**(157.4)**

Provision is made for the fixed asset and working capital items under the ownership of Aguas de Antofagasta S.A. to be transferred to ESSAN S.A. at the end of the 30 year water concession period. The provision is based on the discounted value of the estimated value of these assets and liabilities in existence at the end of the concession. Further details relating to the concession are given in Note 1(e) and Note 23.

Provision is made for decommissioning costs and site rehabilitation relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be incurred between 2007 and 2029. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

Provision is made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. These are also assessed on a discounted basis taking into account the expected service lives of employees.

Deferred tax is calculated on an undiscounted basis. Further details of deferred tax are given in Note 6.

20 Called Up Share Capital

Group and Company

Authorised	**2003 US$m**	2002 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.5**	3.2
214,540,000 ordinary shares of 5p each	**19.0**	17.2
	22.5	20.4

Issued and fully paid	**2003 US$m**	2002 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.5**	3.2
197,171,339 ordinary shares of 5p each	**17.5**	15.8
	21.0	19.0

20 Called Up Share Capital (continued)

The ordinary and preference shares are denominated in sterling and movements in the year totalling US$2.0 million relate to exchange differences on retranslating these amounts into US dollars at year-end rates. There were no other movements in share capital during the year.

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

21 Reconciliation of Movements in Shareholders' Funds

Group	2003 US$m	2002 US$m
Profit for the financial year	180.7	96.8
Dividends (including demerger dividend in 2003)	(250.7)	(55.4)
	(70.0)	41.4
Foreign currency exchange difference on net investment	15.5	(10.3)
(Decrease)/increase in shareholders' funds	(54.5)	31.1
Opening shareholders' funds	960.4	929.3
Closing shareholders' funds	905.9	960.4

Shareholders' funds at the end of the year may be analysed as follows:

Group	2003 US$m	2002 US$m
Non-equity	3.5	3.2
Equity	902.4	957.2
	905.9	960.4

Company	2003 US$m	2002 US$m
Non-equity	3.5	3.2
Equity	401.2	349.3
	404.7	352.5

22 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of operating profit to operating cash flows

	2003 US$m	2002 US$m
Operating profit	387.3	213.9
Depreciation charges	136.8	128.7
Loss on disposal of tangible fixed assets	0.2	7.1
Increase in stocks	(1.6)	(8.0)
Increase in debtors	(23.7)	(10.2)
Increase in creditors and provisions	11.2	18.8
Net cash inflow from operating activities	510.2	350.3

b) Analysis of cashflows for headings netted in the cash flow statement

	2003 US$m	2002 US$m
Returns on investments and servicing of finance		
Dividends received from other fixed asset investments	0.1	3.2
Interest received	4.7	7.0
Interest paid	(31.6)	(46.0)
Preference dividends paid	(0.2)	(0.2)
Dividends and other distributions paid to minority interests	(81.7)	(40.7)
Net cash outflow from returns on investments and servicing of finance	(108.7)	(76.7)

	2003 US$m	2002 US$m
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(91.7)	(66.8)
Purchase of fixed asset investments	(1.3)	(1.8)
Sale of tangible fixed assets	5.4	1.3
Sale of fixed asset investments	9.4	-
Net cash outflow from capital expenditure and financial investment	(78.2)	(67.3)

22 Notes to the Consolidated Cash Flow Statement (continued)

b) Analysis of cashflows for headings netted in the cash flow statement (continued)

Amounts for purchase and sale of fixed assets represent actual cash paid and received and therefore differ from the amounts included in the fixed assets note (see Note 11) which are stated on an accruals basis.

	2003 US$m	2002 US$m
Acquisitions and disposals		
Purchase of water concession	(193.8)	-
Cash balances included in demerged assets	(1.4)	-
Net cash outflow from acquisitions and disposals	(195.2)	-

Financing	2003 US$m	2002 US$m
New loans drawn down	41.4	210.0
Repayment of amounts borrowed	(149.5)	(304.8)
Repayment of principal element of finance leases	(3.3)	(2.0)
Repayment of other creditors	-	(29.9)
Net cash outflow from financing	(111.4)	(126.7)

c) Analysis of changes in net debt

	At 1 Jan 2003 US$m	Cash flows US$m	Other changes US$m	Exchange movement US$m	At 31 Dec 2003 US$m
Cash in hand and demand deposits	3.4	(1.5)	-	5.7	**7.6**
Current asset investments	249.0	(52.9)	-	(8.0)	**188.1**
	252.4	(54.4)	-	(2.3)	**195.7**
Debt due within one year	(120.8)	101.5	(144.4)	(0.1)	**(163.8)**
Debt due after one year	(826.1)	6.6	142.9	(0.7)	**(677.3)**
Finance leases	(18.4)	3.3	(1.3)	-	**(16.4)**
	(965.3)	111.4	(2.8)	(0.8)	**(857.5)**
Total	(712.9)	57.0	(2.8)	(3.1)	**(661.8)**

22 Notes to the Consolidated Cash Flow Statement (continued)

d) Major non-cash transactions

i) During the year, the Group entered into new finance lease arrangements in respect of assets with a total capital value at the inception of the lease of US$1.3 million (2002 – US$2.0 million). During 2002, the Group also replaced an existing finance lease at El Tesoro for US$15.6 million with a new finance lease for a similar amount; there was no comparable transaction in 2003.

ii) During the year, the Group demerged Andsberg Limited, a wholly-owned unlisted Jersey company whose principal asset was the Group's 33.6% interest in Quiñenco. The demerger took place through a dividend in specie of shares in Andsberg Limited to ordinary shareholders of Antofagasta plc. Further details are given in Note 7 and Note 24.

iii) During 2002, the Group disposed of its interest in Minera Tamaya S.A. for deferred consideration, and this transaction had no effect on the cash flows of the Group for that year. There was no comparable transaction in 2003.

e) Acquisition

The Group acquired a 30 year water concession on 29 December 2003. The acquisition cost was US$193.8 million, which was wholly satisfied in cash. Details of the net assets acquired and the impact of the concession on the Group's cash flows are given in Note 23.

23 Acquisition

In November 2003, the Group was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. (ESSAN). The award followed a competitive tender managed by Sistema de Empresas Publicas (SEP), a Chilean Government entity.

The concession contract was signed and control of the assets was transferred on 29 December 2003 by Aguas de Antofagasta S.A., a newly created wholly owned subsidiary of the Group. The cost of the concession was Ch$116.6 billion (US$193.8 million) and was satisfied in cash on the same date. The cost includes IVA (Chilean value added tax) of 19% which is recoverable over a number of years.

Under the concession contract, certain assets and liabilities (mainly specific tangible fixed assets and working capital items) were transferred to Aguas de Antofagasta by way of sale. Other assets (mainly water rights and infrastructure) were transferred by way of concession and will devolve to ESSAN at the end of the 30 year period.

The concession has been accounted for as an acquisition at 29 December 2003, and the accounting policies adopted in respect of this acquisition are set out in Note 1(e).

23 Acquisition (continued)

The assets and liabilities at the date of acquisition and the total consideration paid are set out in the table below.

	Book value US$m	Revaluation US$m	Accounting policy alignment US$m	Concession right US$m	IVA US$m	Fair value to Group US$m
Net assets acquired						
Intangible fixed assets	–	–	–	87.9	–	87.9
Tangible fixed assets	32.0	36.3	–	–	–	68.3
Stocks	1.6	(0.3)	–	–	–	1.3
Debtors	7.4	1.1	–	–	31.4	39.9
Creditors	(0.3)	(1.5)	–	–	–	(1.8)
Provisions for liabilities and charges	–	(0.1)	(1.7)	–	–	(1.8)
	40.7	**35.5**	**(1.7)**	**87.9**	**31.4**	**193.8**
Satisfied by payment in cash						**193.8**

The fair value adjustments represent the following:

i) Revaluations, reflecting the revaluation of tangible fixed assets, stocks, debtors and creditors and provisions to fair value.

ii) Accounting policy alignment, reflecting adjustment for the difference between the policies of ESSAN and those of the Group relating to employee severance obligations.

iii) Recognition of the concession right in respect of the right to use those assets transferred by way of concession whose useful lives extend substantially beyond the period of the concession.

iv) Recognition of a debtor for IVA paid on the acquisition which is expected to be recoverable in subsequent years by offset against output sales tax charged by Aguas de Antofagasta on sales to its customers.

In the period from 29 December to 31 December 2003, Aguas de Antofagasta contributed US$0.4 million to Group turnover, US$0.2 million to operating profit and US$1.1 million to operating cash flow.

The profit after tax of ESSAN was Ch$12.1 billion (US$17.5 million, translated at the average rate for 2003) for the period 1 January 2003 to 29 December 2003. ESSAN reported profit after tax in its statutory accounts for the year ended 31 December 2002 of Ch$12.0 billion (US$17.4 million, translated at the average rate for 2002).

23 Acquisition (continued)

The summarised profit and loss account of ESSAN for the period from 1 January 2003 to 29 December 2003 was as follows:

	Ch$bn	US$m
Turnover	**28.3**	41.0
Operating profit	**14.2**	20.5
Net non-operating income	**0.1**	0.1
Net interest payable	**(0.6)**	(0.8)
Profit on ordinary activities before tax	**13.7**	19.8
Tax on profit on ordinary activities	**(1.6)**	(2.3)
Profit on ordinary activities after taxation	**12.1**	17.5

i) The summarised profit and loss account is shown on the basis of ESSAN's accounting policies prior to the acquisition of the water concession and under Chilean GAAP.

ii) ESSAN reports in Chilean pesos and the US dollar figures have been derived by translating the peso amounts at the average rate for 2003.

iii) Under the concession contract, the Group did not acquire the cash balances and loans of ESSAN, and therefore the net interest payable incurred by ESSAN during 2003 is not attributable to the concession now operated by the Group.

iv) There were no other material recognised gains and losses attributable to ESSAN during the period from 1 January 2003 to 29 December 2003.

24 Demerger of Andsberg Limited

On 1 October 2003, shareholder approval was obtained for the demerger of Andsberg Limited ("Andsberg"), an unlisted Jersey registered company whose principal asset was the Group's 33.6% interest in Quiñenco S.A. Following the resolution, ordinary shareholders in Antofagasta plc ("Antofagasta") received one share in Andsberg for each share held in Antofagasta on 1 October 2003.

The Andsberg shares carried a redemption right until 30 October 2003 at a fixed price of US$1.11 per share. Valid redemption forms in respect of 58,691,813 shares were received and payment was made on 6 November 2003. Shareholders who requested payment of redemption proceeds in sterling received 65.4134 pence per share, based on an exchange rate of US$1.6969 per share. The redemption was funded by Dolberg Finance Corporation, an entity connected with the Luksic family.

24 Demerger of Andsberg Limited (continued)

The demerger dividend is recorded in the consolidated financial statements at the consolidated book value of Andsberg and its subsidiaries, and in the parent company financial statements at the book value of the investment in Andsberg Limited. The book values of the assets demerged were as follows:

	Group 2003 US$m	Company 2003 US$m
Investment - 100% interest in Andsberg Limited	-	16.0
Investment - 33.6% interest in Quiñenco S.A.	180.1	-
Cash at bank and in hand	1.4	-
	181.5	16.0

25 Related Party Transactions

Related party transactions which are considered material for the Group during the year were as follows:

a) Quiñenco S.A.

Information relating to the Group's investment and subsequent demerger of Quiñenco S.A. are given in Notes 13 and 24. The Group and Quiñenco were under the common control of the same majority shareholder. In 2003, the Group did not receive a dividend from Quiñenco (2002 - US$ 3.2 million) prior to the demerger described in Note 24.

The following material transactions took place between the Group and the Quiñenco group of companies, all of which were on normal commercial terms:

- The Group sold copper cathodes during the year for US$0.7 million (2002 - US$0.4 million) to Madeco S.A., a subsidiary of Quiñenco. The balance due from Madeco at the end of the year was US$0.1 million (2002 - US$0.1 million).

- The Group bought copper wire from Madeco for US$0.2 million (2002 - US$0.1 million).

- The Group earned interest income of US$0.2 million (2002 - US$0.2 million) during the year on deposits with Banco de Chile S.A., a subsidiary of Quiñenco. Deposit balances at the end of the year were US$8.4 million (2002 - US$5.2 million).

- The Group incurred interest expense of US$0.3 million (2002 - US$0.2 million) on finance leases with Banco de Chile. Finance lease balances at the end of the year were US$0.4 million (2002 - US$0.5 million).

- The Group's transport division provided trucking services for beverages amounting to US$4.8 million (2002 - US$4.3 million) to CCU S.A., an associate of Quiñenco. The balance due from CCU at the end of the year was US$0.4 million (2002 - US$0.4 million).

25 Related Party Transactions (continued)

b) Compania de Inversiones Adriatico S.A.

In 2003, the Group leased office space on normal commercial terms from Compania de Inversiones Adriatico S.A., a company connected with the Chairman, Mr. A A Luksic, at a cost of US$0.4 million (2002 – US$0.3 million).

c) Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 41 to 45.

26 Financial Commitments

Capital commitments contracted but not provided at 31 December 2003 amounted to US$9.2 million (2002 – US$20.2 million).

Annual commitments under non-cancellable operating leases are as follows:

Group	Land and buildings 2003 US$m	Other 2003 US$m	Land and buildings 2002 US$m	Other 2002 US$m
Expiry date				
Within one year	0.3	19.6	–	1.0
Between two and five years	–	5.2	0.4	24.8
After five years	0.2	2.6	–	2.6
	0.5	27.4	0.4	28.4

27 Post Balance Sheet Event

In February 2004, the Group sold its 51% interest in the Magistral mining project in Peru, held through Minera Anaconda Peru S.A., to Inca Pacific S.A. for US$2.1 million in cash. The consolidated book value of this project was nil.

28 Ultimate Parent Company

At 31 December 2003, the ultimate parent company was Dolberg Finance Corporation, a company controlled by the Chairman, Mr. A A Luksic, and his family. The company, which is incorporated in Liechtenstein, does not produce group accounts.

On 8 March, 2004, Dolberg Finance Corporation transferred its holding in Antofagasta plc to Metalinvest Establishment, a company controlled by the E. Abaroa Foundation which is also controlled by Mr. A A Luksic and his family. Neither Metalinvest Establishment nor the E. Abaroa Foundation, which are incorporated in Liechtenstein, produce group accounts.

Information relating to the interests of Mr. A A Luksic and his family are given in the Report on Remuneration and Related Matters on pages 42 and 43.

Five Year Summary

Consolidated Balance Sheet	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Intangible fixed assets	**90.6**	-	-	-	-
Tangible fixed assets	**1,863.2**	1,830.3	1,916.8	1,926.7	1,635.8
Investments	**0.4**	187.4	185.5	185.5	206.4
Current assets	**451.9**	440.6	411.7	451.8	445.5
Current liabilities	**(308.9)**	(247.0)	(232.0)	(243.3)	(160.5)
Total assets less current liabilities	**2,097.2**	2,211.3	2,282.0	2,320.7	2,127.2
Long term liabilities	**(848.2)**	(936.6)	(1,047.4)	(1,079.4)	(1,023.6)
	1,249.0	1,274.7	1,234.6	1,241.3	1,103.6
Share capital	**21.0**	19.0	17.2	17.7	19.1
Share premium	**300.4**	271.7	245.3	253.1	272.8
Reserves	**584.5**	669.7	666.8	677.7	595.4
Minority interests	**343.1**	314.3	305.3	292.8	216.3
	1,249.0	1,274.7	1,234.6	1,241.3	1,103.6

Consolidated Profit and Loss Account	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Turnover	**1,076.2**	863.1	769.5	766.1	145.5
Profit before tax and exceptional items	**357.2**	176.8	110.0	219.2	31.8
Exceptional items	**-**	-	3.5	4.1	(18.6)
Profit before tax*	**357.2**	176.8	113.5	223.3	13.2
Tax	**(64.4)**	(29.9)	(21.1)	(29.0)	(1.9)
Minority interests	**(112.1)**	(50.1)	(30.3)	(56.1)	4.6
Profit after tax and minority interests	**180.7**	96.8	62.1	138.2	15.9
* Includes dividend income from Quiñenco S.A. and other fixed asset investments as follows:					
Dividend income	**-**	3.2	-	31.5	5.4

Earnings per Share and Dividends	2003 cents	2002 cents	2001 cents	2000 cents	1999 cents
Earnings per ordinary share excluding exceptional items	**91.5**	49.0	30.0	68.2	13.5
Earnings per ordinary share	**91.5**	49.0	31.4	70.0	8.1
Dividend per ordinary share **	**35.0**	28.0	22.0	19.3	12.8
Special dividend per ordinary share **	**In specie**	-	10.0	18.0	-

**During 2003, Antofagasta plc obtained shareholder approval to demerge its 33.6% investment in Quiñenco S.A. As a result of the demerger, ordinary shareholders in Antofagasta received a special dividend of one share in Andsberg Limited ("Andsberg") for each share held in Antofagasta. Andsberg is an unlisted Jersey-registered company which has as its principal asset the investment in Quiñenco. The Andsberg shares were redeemable for a limited period at US$1.11 per share.

Consolidated Cash Flow Statement	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Net cash inflow from operating activities	**510.2**	350.3	265.9	326.6	4.3
Dividends received from associates	**-**	-	-	-	1.3
Returns from investments and servicing of finance	**(108.7)**	(76.7)	(79.7)	(42.6)	(14.8)
Tax	**(12.9)**	(5.5)	(0.9)	1.1	(4.5)
Capital expenditure and financial investment	**(78.2)**	(67.3)	(113.9)	(314.5)	(600.6)
Acquisitions and disposals	**(195.2)**	-	-	0.9	-
Equity dividends paid	**(58.2)**	(69.8)	(77.5)	(26.6)	(24.3)
Cash inflow/(outflow) before management of liquid resources and financing	**57.0**	131.0	(6.1)	(55.1)	(638.6)
Management of liquid resources - movement in time deposits	**52.9**	(3.1)	49.1	40.2	55.4
Net cash (outflow)/inflow from financing	**(111.4)**	(126.7)	(44.0)	17.8	582.7
Net cash (outflow)/inflow in the year	**(1.5)**	1.2	(1.0)	2.9	(0.5)

Consolidated Net Debt	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Cash in hand and demand deposits	**7.6**	3.4	2.2	3.0	3.2
Current asset investments	**188.1**	249.0	246.5	297.1	328.4
	195.7	252.4	248.7	300.1	331.6
Loans due within one year[†]	**(166.7)**	(124.0)	(104.2)	(92.2)	(64.8)
Loans due after more than one year[†]	**(690.8)**	(841.3)	(953.2)	(1,003.5)	(1,006.3)
Net debt at the year-end	**(661.8)**	(712.9)	(808.7)	(795.6)	(739.5)

[†]Includes amounts due under finance leases.

Antofagasta plc

Notice is hereby given that the twenty-second Annual General Meeting (the "meeting") of the Company will be held at the Armourers' Hall, 81 Coleman Street, London EC2 on 9 June 2004 at 10.30 a.m. for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions. Special notice has been given for Resolutions 4 and 6 pursuant to sections 293 and 379 of the Companies Act 1985 ("the Act"), and for Resolution 7 pursuant to sections 388(3)(b) and 379 of the Act.

1 to receive and adopt the Reports of the Directors and Auditors and the Financial Statements for the year ended 31 December 2003;

2. to approve the Directors' Report on Remuneration and Related Matters for the year ended 31 December 2003;

3 to declare a final dividend;

4 to re-elect Mr. C H Bailey, aged 70, as a Director;

5 to re-elect Mr. G S Menendez as a Director;

6 to re-elect Mr. P J Adeane, aged 71, as a Director; and

7 to re-appoint Deloitte & Touche LLP as auditors of the Company (having previously been appointed by the Board on 29 July 2003 to fill the casual vacancy arising by reason of the transfer of the business of Deloitte & Touche to Deloitte & Touche LLP on 1 August 2003) to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and if thought fit, pass the following resolutions. Resolution 8 will be passed as an ordinary resolution and Resolutions 9 and 10 as special resolutions.

Ordinary Resolution

8 to re-elect Mr. D E Yarur as a Director;

Special Resolution

9 THAT the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority granted to the Directors by a resolution passed at the 2003 Annual General Meeting of the Company as if section 89(1) of the Act did not apply to the allotment provided that this power:

a) will expire 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company following the passing of this resolution, whichever occurs first, provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and

b) is limited to:

I) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, or the requirements of any recognised regulatory body or any stock exchange or any other matter whatsoever; and

II) allotments of equity securities for cash otherwise than pursuant to paragraph 8(b)(I) up to an aggregate nominal amount equal to £492,928.

10 THAT with effect from the passing of this resolution, the Articles of Association of the Company are amended as follows:

a) in Article 1 by the addition of the following definitions:

"address" means, in relation to electronic communications, any number or address used for the purpose of such communications;

"electronic communications" has the same meaning as in the Electronic Communications Act 2000;

b) Article 63 be renumbered as Article 63(A), and an additional Article 63(B) be inserted as follows:

63(B) "Where notice of a meeting is published on a website in accordance with Article 154(C) it should continue to be published in the same place on that website from the date of the notification under Article 154(C) until the conclusion of the meeting to which the notice relates. If the documents are published on that website for a part but not all of such period, the documents will be treated as published throughout that period, if the failure to publish the documents throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.";

c) Article 80 be renumbered as Article 80(A), and amended by inserting the words "Subject to Article 80(B) below" after the first sentence and an additional Article 80B be inserted as follows:

80(B) "Subject to the Statutes, the Directors may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received in an electronic communication shall not be subject to the requirements of Article 80(A) above. The Directors may require the production of any evidence they consider necessary to determine the validity of such an appointment. The appointment of a proxy delivered in an electronic communication shall be valid for the duration specified by the Directors":

d) Article 82 be renumbered as Article 82(A), and amended by inserting the words ":

i) in the case of an instrument in writing" after the words "shall be" on the third line, deleting the full stop after the word "valid" on the last line and replacing it with "; or" and an additional Article 82(A)(ii) be inserted as follows:

ii) "in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

a) in the notice convening the meeting; or

b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting, received at such address not less than 48 hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote.

An appointment of proxy not delivered or received in accordance with this Article is invalid";

e) A new Article 82(B) be inserted as follows:

82(B) "Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an uncertificated proxy instruction and may in a similar manner permit supplements to, or amendments or revocations of, any such uncertificated proxy instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such uncertificated proxy instruction (and/or other instruction or notification) is to be treated as received by the Company or a participant acting on its behalf. The Directors may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder."

f) Article 83 be amended by inserting the following words at the end of the last sentence:

"or, where the appointment of proxy was contained in an electronic communication, at the address at which the form of appointment was received, not later than the last time at which an appointment of proxy should have been delivered or received in order to be valid for use at the meeting or adjourned meeting at which the vote is cast or the poll demanded or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast."

g) Article 151 be renumbered as Article 151(A), and new Articles 151(B); 151(C) and 151(D) be inserted as follows:

151(B) "Any documents required or permitted to be sent by the Company to a person pursuant to this Article 151 shall be treated as sent if:

i) sent by electronic communication to an address for the time being notified to the Company by that person for that purpose; or

ii) published on a website, provided that the following conditions are met:

a) the Company and that person have agreed that such documents may be accessed by him on a website (instead of their being sent by post or otherwise delivered to him);

b) that person is notified, in a manner for the time being agreed for the purpose between him and the Company, of:

i) the publication of the documents on a website;

ii) the address of that website;

iii) the place on that website where the documents may be accessed; and

iv) how they may be accessed.

151(C) Documents treated in accordance with Article 151(B)(ii) as sent to any person are to be treated as sent to him not less than 21 clear days before the date of a meeting if, and only if:

i) the documents are published on the website throughout a period beginning at least 21 clear days before the date of the meeting and ending with the conclusion of the meeting; and

ii) the notification given for the purposes of Article 151(B)(ii)(b) is given not less than 21 clear days before the date of the meeting.

151(D) Nothing in Article 151(C) above shall invalidate the proceedings of a meeting where any documents that are required to be published as mentioned in Article 151(C)(i) are by accident published in different places on the website or published for a part, but not all, of the period mentioned in Article 151(C)(i)."

h) A new Article 154(A) be inserted as follows:

154(A) "Notice to be given to or by a person pursuant to these Articles (other than a notice convening a meeting of the board of Directors or of a committee of the board of Directors) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice."

i) Article 154 be renumbered as Article 154(B) and amended by:

a) deleting the word "either" on the first line, and inserting a colon before and a semi colon after, the word "personally";

b) inserting "; or" after the words "place of address"; and

c) inserting the following as a new Article 154(B)(iii) and (iv);

ii) "by electronic communication to an address for the time being notified to the Company by the Member for that purpose; or

iii) by any other means authorised in writing by such Member."

j) A new Article 154(C) be inserted as follows:

154(C) "A notice of general meeting may, instead of being sent to the Member in any of the ways specified in Article 154(B), be given to a Member by the Company by publishing the notice on a website, provided that the following conditions are met:

i) the Member and the Company have agreed that notices of general meetings may be accessed by the Member on a website instead of being sent to the Member in one of the ways specified in Article 154(B);

ii) the Member is given a notification, in the manner agreed for the time being between the Member and the Company, containing the following information:

a) the fact that the notice has been published on the website;

b) the address of the website;

c) the place on the website where the notice may be accessed and how it may be accessed;

d) a statement that it concerns a notice of general meeting served in accordance with the Act;

e) the place, date and time of the general meeting; and

f) whether the general meeting is to be an annual or extraordinary general meeting.

A notice given under this Article 154(C) is deemed to be given at the time of the notification under Article 154(C)(ii)."

k) Article 155 be amended by:

a) inserting the words "at which notices or other documents may be given to him or an address to which notices may be given by electronic communication" after the words "United Kingdom" on the third line;

b) deleting the words "the last preceding" in the last line and substituting the words "Article 154(B).";

l) Article 157 be amended by inserting the words "or an address to which notices may be given by electronic communication" after the words "an address for service";

m) Article 158 be amended by inserting the words "or an address to which notices may be given by electronic communication" after the words "United Kingdom";

n) Article 159(B) be amended by the insertion of the words "to those Members who have not notified an address for electronic communications" on the third line after the words " by post of a general meeting" and by replacing the word "members" with "Members" on the last line; and

o) Article 160 be renumbered as Article 160(A), and new Articles 160(B) and (C) be inserted as follows:

160(B) "Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

160(C) A notice contained in an electronic communication sent in accordance with these Articles (other than a notice given under Article 154(C), to which the provisions of that Article apply) is deemed to be given at the expiration of 48 hours after the time it was sent."

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Company Secretary
6 May 2004

Registered Office:
5 Princes Gate, London SW7 1QJ

Notes to the Notice of Meeting are set out on page 96.

Notes

1) A member entitled to attend and vote at the meeting may appoint a proxy to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Registrars of the Company, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

3) There are no Directors' service contracts of more than one years' duration and therefore no such contracts will be made available for inspection at or before the meeting.

4) A copy of the amended Articles of Association of the Company shall be available for inspection 15 minutes prior to and during the meeting.

5) The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at 10.30 a.m. on 7 June 2004 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after 10.30 a.m. on 7 June 2004 will be disregarded in determining the right of any person to attend or vote at the meeting.

Produced by Royle Financial Print Limited, London

ANTOFAGASTA PLC

5 Princes Gate, London SW7 1QJ

www.antofagasta.co.uk